Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of _______June_______ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


      TELUS Corporation First Quarter Financial Statements and
             Management Discussion and Analysis.




______________________________________________________________________________




                             TELUS CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

                              (UNAUDITED)

                             JUNE 30, 2003



______________________________________________________________________________




consolidated statements of income

							    Three months			    Six months
Periods ended June 30 (unaudited) (millions)		2003		2002			2003		2002

---------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES				      $ 1,773.3       $	1,748.0               $	3,514.2       $ 3,446.0
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
 Operations						1,053.5 	1,127.0 		2,123.6 	2,235.7
 Depreciation 						  322.0  	  300.1 		  640.6 	  591.2
 Amortization of intangible assets			   88.1 	   85.1 		  180.6 	  168.4
 Restructuring and workforce reduction costs (Note 4)	    3.3 	    3.1 	            9.8   	   15.6
---------------------------------------------------------------------------------------------------------------------------------
							1,466.9 	1,515.3 		2,954.6 	3,010.9
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME					  306.4  	  232.7 		  559.6  	  435.1
 Other expense 					    	    6.6 	    5.9 	           12.2   	   10.7
 Financing costs (Note 5) 			          169.1 	  174.0 		  330.7 	  355.4
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-
CONTROLLING INTEREST					  130.7 	   52.8 		  216.7 	   69.0
 Income taxes (Note 6)					   54.9 	   33.1 		   49.0 	   49.6
 Non-controlling interest				    1.0 	    1.3 		    1.7 	    1.8
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME		    				   74.8 	   18.4 		  166.0 	   17.6
 Preference and preferred share dividends		    0.8 	    0.9 		    1.7    	    1.8
 Interest on convertible debentures, net of income taxes    1.8 	    1.7 		    3.5    	    3.3
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME	      $	   72.2       $	   15.8 	      $	  160.8       $	   12.5
---------------------------------------------------------------------------------------------------------------------------------
INCOME PER COMMON SHARE AND NON-VOTING SHARE ($) (NOTE 7)
 - Basic 						    0.21 	    0.05 		    0.46 	    0.04
 - Diluted		                                    0.21  	    0.05 		    0.46 	    0.04
DIVIDENDS DECLARED PER COMMON SHARE AND
 NON-VOTING SHARE($)					    0.15 	    0.15 		    0.30   	    0.30
TOTAL WEIGHTED AVERAGE COMMON SHARES
AND NON-VOTING SHARES OUTSTANDING
(MILLIONS)
 - Basic						  348.6 	  306.6 		  347.7 	  305.3
 - Diluted						  350.8 	  306.6 		  350.8 	  305.5


consolidated statements of retained earnings

												    Six months
Periods ended June 30 (unaudited) (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR								      $	  630.4       $	1,654.8
Transitional impairment of intangible assets with indefinite lives				     - 	 	 (595.2)
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									  630.4 	1,059.6
Net income											  166.0 	   17.6
---------------------------------------------------------------------------------------------------------------------------------
												  796.4 	1,077.2
Less: 	Common Share and Non-Voting Share dividends paid in cash 				   83.5 	   68.1
	Common Share and Non-Voting Share dividends reinvested in shares issued from Treasury	   20.8 	   23.6
	Preference and preferred share dividends		                                    1.7 	    1.8
	Interest on convertible debentures, net of income taxes		                            3.5 	    3.3
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 15)	                                                      $	  686.9       $   980.4
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements consolidated balance sheets

<CAPTION
												As at          As at
                                                                                               June 30,	     December 31,
(unaudited) (millions)										2003            2002
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
 Cash and temporary investments, net							      $	   16.6       $	     -
 Accounts receivable (Notes 9, 17(b))								  499.6 	  640.4
 Income and other taxes receivable 								  351.1 	  134.0
 Inventories											   81.6 	   96.5
 Current portion of future income taxes								  167.4 	  138.8
 Prepaid expenses and other (Note 17(b))							  231.7 	  163.5
---------------------------------------------------------------------------------------------------------------------------------
												1,348.0 	1,173.2
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
 Property, plant, equipment and other								7,820.0 	8,025.9
 Intangible assets subject to amortization							  868.3           998.5
 Intangible assets with indefinite lives							2,951.6 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
 											       11,639.9        11,974.5
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
 Deferred charges (Note 11)									  591.6 	  729.1
 Future income taxes										  886.0 	1,170.3
 Investments											   32.7 	   48.1
 Goodwill (Note 12)										3,124.7 	3,124.6
---------------------------------------------------------------------------------------------------------------------------------
												4,635.0 	5,072.1
---------------------------------------------------------------------------------------------------------------------------------
											      $17,622.9       $18,219.8
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Cash and temporary investments, net							      $	     - 	      $	    9.0
 Accounts payable and accrued liabilities (Note 17(b))						1,080.4 	1,198.8
 Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)	  208.7 	  400.4
 Dividends payable										   52.7 	   52.2
 Advance billings and customer deposits (Note 17(b))						  370.5 	  330.3
 Current maturities of long-term debt (Note 13)							  509.4 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
 												2,221.7 	2,181.0
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 13) 									6,833.6 	8,197.4
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes										  988.3 	  992.3
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 14)								1,024.4 	  405.3
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									    8.6 	   11.2
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 15)
 Convertible debentures										  149.0 	  148.5
 Preference and preferred shares 								   69.7 	   69.7
 Common equity											6,327.6 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
 												6,546.3 	6,432.6
---------------------------------------------------------------------------------------------------------------------------------
											      $17,622.9       $18,219.8
=================================================================================================================================

Commitments and Contingent Liabilities (Note 16)
The accompanying notes are an integral part of these interim consolidated financial statements consolidated statements of cash flows


							    Three months			     Six months
Periods ended June 30 (unaudited) (millions)		2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income					      $	   74.8       $	   18.4 	      $	  166.0       $	   17.6
Adjustments to reconcile net income to cash provided
 by operating activities:
 Depreciation and amortization				  410.1 	  385.2 	 	  821.2 	  759.6
 Future income taxes 					   60.4 	    8.7 		  255.3 	   19.3
 Net pension expense (credits)				   13.2 	   (2.2)		   26.3 	   (9.7)
 Employer contributions to employee benefit plans	  (18.0)	  (13.1)		  (36.0)	  (24.5)
 Other, net						   23.7 	   (3.6)		   25.4 	   (3.5)
 Restructuring and workforce reduction costs, net of
   cash payments (Note 4)		                  (44.3)	  (31.2)		 (191.7)	  (61.7)
Net change in non-cash working capital (Note 17(c))  	  (49.2)	  (85.4)		 (196.1)	 (126.6)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities		          470.7 	  276.8 		  870.4 	  570.5
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10(a))		         (305.5)	 (548.6)		 (513.3)	 (954.5)
Proceeds from the sale of property (Note 10(c)) and
  other assets		                                   19.0 	     - 			   38.3 	     -
Other		                                            0.5 	  (24.3)		    6.4 	  (33.7)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities		 (286.0)	 (572.9)		 (468.6)	 (988.2)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		   21.0 	   24.5 		   41.1 	   57.3
Dividends to shareholders		                  (43.8)	  (26.3)		  (88.6)	  (53.1)
Long-term debt issued (Note 13)		                  291.9 	  392.0 		  309.4 	  584.0
Redemptions and repayment of long-term debt (Note 13)	 (440.1)	  (34.3)		 (640.2)	 (113.6)
Change in short-term obligations		             - 		  (19.0)		     - 		  (80.5)
Interest on convertible debentures		           (5.1)	   (5.1)		   (5.1)	   (5.1)
Amortization of debt issue costs and other		    0.6 	    0.9 		    7.2 	    2.6
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities		 (175.5)	  332.7 		 (376.2)	  391.6
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments,
  net							    9.2 	   36.6 		   25.6 	  (26.1)
Cash and temporary investments, net, beginning of period    7.4 	  (45.6)	           (9.0)	   17.1
---------------------------------------------------------------------------------------------------------------------------------

Cash and temporary investments, net, end of period    $    16.6       $	   (9.0)	      $	   16.6       $    (9.0)
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE
Interest paid	                                      $	  298.8       $	  302.0 	      $	  334.8       $   344.3
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits
 (Note 6)) paid	                                      $	    2.7       $	    6.6 	      $	    3.3       $    19.8
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements notes to interim consolidated financial statements

JUNE 30, 2003 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation consolidated financial statements for the year ended December 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2002.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

2. Accounting Policy Developments

(a) Disclosure of Guarantees

Commencing January 1, 2003, the new guidelines of the Canadian Institute of Chartered Accountants ("CICA") for the disclosure of guarantees apply to the Company (CICA Accounting Guideline AcG-14) (see Note 16(c)). The Guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

(b) Asset Retirement Obligations

Commencing with the Company's 2004 fiscal year, the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section
3110) apply to the Company. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. The Company is currently evaluating the impact of this standard on its financial statements.

(c) Hedging Relationships

Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships apply to the Company (CICA Accounting Guideline AcG-13). The Company's previously disclosed hedge accounting policy is compliant with the new Guideline.

3. Financial Instruments

  Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity.

The Company's foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these foreign currency forward contracts on an exception basis only.

During the second quarter of 2003, the Company entered into foreign currency forward contracts that have the effect of fixing the exchange rates on, as at June 30, 2003, U.S.$75 million of fiscal 2003 purchase commitments; hedge accounting has been applied to U.S.$50.5 million of these foreign currency forward contracts relating to the Mobility segment.

  Fair value: The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.


							As at June 30, 2003		     As at December 31, 2002

---------------------------------------------------------------------------------------------------------------------------------
(millions)	                                      Carrying				      Carrying
                                                      amount	     Fair value		      amount	      Fair value
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt					      $	7,343.0       $ 8,297.9 	      $	8,387.7       $	8,338.2
Convertible debentures				      $	  149.0       $	  152.6 	      $	  148.5       $	  137.6
Derivative financial instruments used to manage
 exposure to interest rate and currency risks (a)
  - Deferred hedging liability (Note 14)	      $	  581.5       $	  535.4 	      $	     - 	      $	     -
  - Deferred hedging asset (Note 11)	              $	     - 	      $	     - 		      $	  134.1       $	  315.7
---------------------------------------------------------------------------------------------------------------------------------

 (a) Notional amount outstanding $4,920.1 (December 31, 2002 - $4,925.7).


4. Restructuring and Workforce Reduction Costs

In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges.

The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, the Company initiated a program offering an Early Retirement Incentive Plan and a Voluntary Departure Incentive Plan to 11,000 of over 16,000 bargaining unit employees and announced details on Operational Efficiency Program initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the above noted initiatives. Consolidation of administrative offices was largely completed by December 31, 2002.

The following table presents the program costs to date and the changes in program costs in the period as well as the corresponding liabilities and changes in the corresponding liabilities for the period.

					     Program (a)                                     Program (a)
					     inception to     Six-month       Program (a)    items not yet
                                             December 31,     period ended    inception to   eligible for 	Total
(millions)				        2002	      June 30, 2003   June 30, 2003  recording	        program (a)
---------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
 Voluntary (Early Retirement
  Incentive Plan, Voluntary
  Departure Incentive Plan
  and other)				      $	  498.5       $      - 	      $	  498.5      $	     - 	     $	  498.5
 Involuntary and other				  220.8 	     - 		  220.8 	     - 		  220.8
---------------------------------------------------------------------------------------------------------------------------------

						  719.3 	     - 		  719.3 	     - 		  719.3
Lease termination charges			   16.1 	    3.4 	   19.5 	     - 		   19.5
Asset write-off and other charges		   32.9 	    6.4 	   39.3 	    9.6 	   48.9
---------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce reduction costs	  768.3 	    9.8 	  778.1      $	    9.6      $	  787.7
---------------------------------------------------------------------------------------------------------------------------------

Less:
 Payments (Note 17(c))			          332.0 	  192.9 	  524.9
 Asset write-off related to
  restructuring and other			   30.5 	    8.6 	   39.1
 Reclassified to other long-
  term liabilities (pension
  and other post-retirement
  benefit liabilities)				    5.4 	     - 		    5.4
---------------------------------------------------------------------------------------------------------------------------------
 						  367.9 	  201.5 	  569.4
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce
 reduction accounts payable
 and accrued liabilities	              $	  400.4       $  (191.7)	$ 208.7
================================================================================================================================

(a) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.

The following table presents the status of various Operational Efficiency Program initiatives. The expense and liability for the Early Retirement Incentive Plan and Voluntary Departure Incentive Plan programs are recognized when the employee accepts the Company's formalized offer. As a result, Operational Efficiency Program costs may be, and have been, as appropriate and required, recorded in advance of when the underlying event occurs.

					     Program (a)
					     inception to    Six-month       Program (a)
                                             December 31,    period ended    inception to   		 	Total
(millions)				        2002	     June 30, 2003   June 30, 2003    Future	     program (a)
---------------------------------------------------------------------------------------------------------------------------------
Customer contact centre
 consolidation					   24 		   14 	 	   38 		    8 		   46
=================================================================================================================================
TELUS store closures				   33 		    - 		   33 		    - 		   33
=================================================================================================================================
Net staff reductions
Phase 1						  800 		    - 		  800 		    - 		  800
Phases 2 and 3					5,200 		  850 		6,050 		  450 		6,500
---------------------------------------------------------------------------------------------------------------------------------
						6,000 		  850 		6,850 		  450 		7,300
=================================================================================================================================

(a) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.


5. Financing Costs

Periods ended June 30					   Three months				    Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt			      $   167.7       $   180.3 	      $   338.3       $   359.5
Interest on short-term obligations and other 		    3.4 	    0.8 		    4.4 	    2.7
Foreign exchange loss (a)				   (1.2)	   (1.5)		   (0.8)	   (0.7)
---------------------------------------------------------------------------------------------------------------------------------
					  		  169.9 	  179.6 		  341.9 	  361.5
Capitalized interest during construction 		     - 		   (0.2)		     - 		   (0.4)
Interest income (including interest on tax refunds)	   (0.8)	   (5.4)		  (11.2)	   (5.7)
---------------------------------------------------------------------------------------------------------------------------------

						      $   169.1       $   174.0 	      $   330.7       $   355.4
=================================================================================================================================

(a) For the three-month and six-month periods ended June 30, 2003, these amount include gain (losses)
    of $0.3 (2002 - NIL) and $0.6 (2002 - $(0.3)),respectively,in respect of hedge ineffectiveness.


6. Income Taxes


Periods ended June 30					   Three months				    Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current						      $    (5.5)      $    24.4 	      $  (206.3)      $    30.3
Future							   60.4 	    8.7 	          255.3 	   19.3
---------------------------------------------------------------------------------------------------------------------------------
						      $    54.9       $    33.1 	      $    49.0       $    49.6
=================================================================================================================================

The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)		  2003					  2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at statutory
 income tax rates				      $	   48.5 	   37.1%		   20.5 	   38.8%
Prior year rates applied to settlement of tax issues	     - 					    2.0
Other							    1.4 				    4.0
---------------------------------------------------------------------------------------------------------------------------------
						           49.9 	   38.2%		   26.5            50.2%
Large corporations tax					    5.0 				    6.6
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements of
 Income						      $	   54.9 	   42.0%	       $   33.1 	   62.7%
=================================================================================================================================
Six-month periods ended June 30 ($ in millions)		          2003		                          2002
---------------------------------------------------------------------------------------------------------------------------------

Basic blended federal and provincial tax at statutory
 income tax rates	                              $	   80.3 	   37.0%	       $   27.0 	   39.2%
Prior year rates applied to settlement of tax issues	  (47.0)				    2.0
Other							    4.9 				    7.4
---------------------------------------------------------------------------------------------------------------------------------
							   38.2 	   17.6%		   36.4 	   52.8%
Large corporations tax					   10.8 				   13.2
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements of
 Income						      $	   49.0 	   22.6%	       $   49.6  	   71.9%
=================================================================================================================================

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and six-month periods ended June 30, 2003, the Company recorded Investment Tax Credits of NIL (2002 - $40.0 million) and $1.2 million (2002 - $40.0 million), respectively, of which NIL (2002 - $40.0 million) and $1.0 million (2002 - $40.0 million), respectively, were recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

7. Per Share Amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures. The convertible debentures had no dilutive effect in the periods presented.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.


Periods ended June 30					   Three months				    Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Net income					      $    74.8       $    18.4 	      $   166.0       $    17.6
Deduct:
Preference and preferred share dividends		    0.8 	    0.9 	            1.7 	    1.8
Interest on convertible debentures			    1.8 	    1.7 	            3.5 	    3.3
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting
 Share income					      $    72.2       $    15.8 	      $   160.8       $    12.5
=================================================================================================================================

Periods ended June 30	                                   Three months		                   Six months
(millions)	                                        2003		2002		        2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and
 Non-Voting Shares outstanding	                          348.6 	  306.6 		  347.7 	  305.3
Effect of dilutive securities
 Exercise of share options and warrants	                    2.2 	     - 		 	    1.7 	    0.2
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and
 Non-Voting Shares outstanding	                          350.8 	  306.6 	          349.4 	  305.5
=================================================================================================================================

8. Share-Based Compensation

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. For share options granted after 2001, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using weighted average fair values of $5.44 (2002 - $4.85) and $4.31 (2002 - $7.70)
for options granted in the three-month and six-month periods ended June 30, 2003, respectively, would approximate the following pro forma amounts:


Periods ended June 30					    Three months		     	     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost				      $	    4.9       $     1.5 	      $	    9.0       $	    2.4
Net income
  As reported					      $	   74.8       $	   18.4 	      $	  166.0       $	   17.6
  Pro forma					      $	   69.9       $	   16.9 	      $	  157.0       $	   15.2
Net income per Common Share and Non-Voting Share
  Basic and diluted
    As reported					      $	    0.21      $	    0.05 	      $	    0.46      $	    0.04
    Pro forma					      $	    0.19      $	    0.05 	      $	    0.44      $	    0.03
=================================================================================================================================

Due to the fact that only share options granted after 2001 are included, these pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumption for grants as follows:


Periods ended June 30					    Three months			     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					 4.7%		 5.9%			    5.0%	    5.9%
Expected lives (years)					 4.5   		10.0   			    4.5   	   10.0
Expected volatility					40.0%		36.0%			   40.0%	   35.0%
Dividend yield						 3.3%		 4.0%			    4.0%	    3.6%
=================================================================================================================================

Forfeitures of options are accounted for in the period of forfeiture.

9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization") with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million.

											       As at	       As at
											      June 30,	     December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio									      $	1,001.7       $	1,139.0
Securitized receivables										 (609.1)	 (595.4)
Retained interest in receivables sold								  107.0 	   96.8
---------------------------------------------------------------------------------------------------------------------------------
Receivables held									      $	  499.6       $	  640.4
=================================================================================================================================

For the three-month and six-month periods ended June 30, 2003, the Company recognized losses of $1.8 million and $3.0 million, respectively, on the sale of receivables, arising from the 2002 Securitization.

Cash flows from the 2002 Securitization are as follows:


Periods ended June 30, 2003 (millions)							    Three months    Six months
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of period				      $	  454.0       $	  475.0
Proceeds from new securitizations								   31.0 	   34.0
Securitization reduction payments								     - 		  (24.0)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of period					      $	  485.0       $	  485.0
=================================================================================================================================
Proceeds from collections reinvested in revolving period securitizations		      $	  981.3       $	1,999.7
=================================================================================================================================
Proceeds from collections pertaining to retained interest				      $	  209.9       $	  416.4
=================================================================================================================================

10. Capital Assets

(a) Capital Assets, Net

								    Accumulated
								  Depreciation and
							Cost	   Amortization			   Net Book Value
											       As at	       As at
											      June 30,	     December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets			      $16,132.2       $10,122.4 	      $	6,009.8       $	6,252.9
  Assets leased to customers				  414.9 	  346.9 		   68.0 	   77.5
  Buildings						1,507.6 	  704.4 		  803.2 	  836.0
  Office equipment and furniture			  855.8 	  598.9 		  256.9 	  280.8
  Assets under capital lease				   31.9 	   15.5 		   16.4 	   10.3
  Other							  345.2 	  230.0 		  115.2 	  144.0
  Land							   49.9 	     - 			   49.9 	   55.4
  Plant under construction				  476.6 	     - 			  476.6 	  341.6
  Materials and supplies				   24.0 	     - 			   24.0 	   27.4
---------------------------------------------------------------------------------------------------------------------------------
						       19,838.1        12,018.1 		7,820.0 	8,025.9
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base					  362.9 	   62.4 		  300.5 	  311.6
  Software					 	  967.1 	  485.1 		  482.0 	  600.3
  Access to rights-of-way and other			  115.6 	   29.8 		   85.8 	   86.6
---------------------------------------------------------------------------------------------------------------------------------
							1,445.6 	  577.3 		  868.3 	  998.5
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences*					3,970.1 	1,018.5 		2,951.6 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
						      $25,253.8        $13,613.9	      $11,639.9       $11,974.5
=================================================================================================================================

* Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.


Included in capital expenditures for the three-month and six-month periods ended June 30, 2003, were additions of intangible assets subject to amortization of $24.3 million (2002 - $103.0 million) and $44.2 million (2002 - $138.3 million), respectively.

(b) Intangible Assets Subject to Amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2003, for each of the next five fiscal years is as follows:

Years ended December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)											      $	  168.2
2004														  245.3
2005														  134.9
2006														   42.6
2007														   34.4
=================================================================================================================================

(c) Sale of Property

During the first quarter of 2003, the Company disposed of a non-strategic property under the terms of a sale-leaseback transaction. The pre-tax gain of $8.2 million, arising from net proceeds of $19.3 million, has been deferred and will be amortized over the term of the lease.

During the second quarter of 2003, the Company disposed of non-strategic properties and realized pre-tax gains totaling $7.3 million, arising from net proceeds of $11.7 million.

11. Deferred Charges

											       As at	       As at
											      June 30,	     December 31,
(millions)										        2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan
 contributions in excess of charges to income						      $	  382.7       $	  367.9
Cost of issuing debt securities, less amortization						   47.1 	   53.4
Deferred hedging asset										     - 		  134.1
Deferred customer activation and installation costs (a)						   98.8 	  100.3
Other												   63.0 	   73.4
---------------------------------------------------------------------------------------------------------------------------------
											      $	  591.6       $	  729.1
=================================================================================================================================

(a) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.


12. Goodwill For the three-month and six-month periods ended June 30, 2003, goodwill additions, arising from acquisitions, and in 2003, contingent consideration paid in respect of a prior year's acquisition, were NIL (2002 - $0.6 million) and $0.1 million (2002 - $2.9 million), respectively.

13. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
											       As at	       As at
											     June 31,	    December 31,
				       Series		Rate	      Maturity			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
					 CA		7.5%	       June 2006	     $	1,570.8      $	1,569.7
					U.S.		7.5%	       June 2007		1,566.1 	1,835.5
					U.S.		8.0%	       June 2011		2,581.9 	3,026.6
---------------------------------------------------------------------------------------------------------------------------------
												5,718.8 	6,431.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities					May 2004		  499.0 	  655.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
					1		12.00%		May 2010		   50.0 	   50.0
					2		11.90%		November 2015		  125.0 	  125.0
					3		10.65%		June 2021		  175.0 	  175.0
					5		 9.65%		April 2022		  249.0 	  249.0
					A		 9.50%		August 2004		  189.5 	  189.5
					B		 8.80%		September 2025		  200.0 	  200.0
---------------------------------------------------------------------------------------------------------------------------------
												  988.5 	  988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
					96-9		 6.25%		August 2004		   20.0 	   20.0
					99-1		 7.25%		June 2030		    0.1 	  151.0
---------------------------------------------------------------------------------------------------------------------------------
												   20.1 	  171.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds
					T		10.80%		March 2003		     - 		   30.0
					U		11.50%		July 2010		   30.0 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
												   30.0 	   60.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes
					1		 7.10%		February 2007		   70.0 	   70.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes							    0.4 	    0.8
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from
 5.3% to 18.0% and maturing on various dates up to 2008 					   13.0 	   10.1
---------------------------------------------------------------------------------------------------------------------------------
Other 											  	    3.2 	    0.5
---------------------------------------------------------------------------------------------------------------------------------
Total debt											7,343.0 	8,387.7
Less - current maturities									  509.4 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt										     $	6,833.6      $	8,197.4
=================================================================================================================================

(b) Long-Term Debt Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years ended December 31, are as follows:

(millions)					         Credit facilities	       Other		       Total
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)					     $	     - 	     	     $	   10.4 	     $	   10.4
2004								  499.0 		  210.9 		  709.9
2005								     - 			    1.2 		    1.2
2006								     - 			1,579.8 		1,579.8
2007								     - 			1,869.9 		1,869.9
=================================================================================================================================

14. Other Long-Term Liabilities

											       As at 	       As at
											      June 30, 	    December 31,
(millions)											2003	       2002
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						      $	  114.2       $	  111.1
Pension and other post-retirement liabilities							  154.0 	  149.7
Deferred hedging liability									  581.5 	     -
Deferred customer activation and installation fees (a)						   98.8 	  100.3
Other												   75.9 	   44.2
---------------------------------------------------------------------------------------------------------------------------------
											      $	1,024.4       $	  405.3
=================================================================================================================================

(a) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.


15. Shareholders' Equity

(a)	Details of Shareholders' Equity

											       As at	       As at
											      June 30, 	     December 31,
($ in millions except per share amounts)						        2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures									      $	  149.0       $	  148.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares
	Authorized				 Amount
	  Non-voting first preferred shares 	Unlimited
									Redemption
	Issued								Premium (b)
	Cumulative
	$6.00	Preference			  8,090			  10.0%			    0.8 	    0.8
	$4.375	Preferred			 53,000			   4.0%			    5.3 	    5.3
	$4.50	Preferred			 47,500			   4.0%			    4.8 	    4.8
	$4.75	Preferred			 71,250			   5.0%			    7.1 	    7.1
	$4.75	Preferred (Series 1956)		 71,250			   4.0%			    7.1 	    7.1
	$5.15	Preferred			114,700			   5.0%			   11.5 	   11.5
	$5.75	Preferred			 96,400			   4.0%			    9.6 	    9.6
	$6.00	Preferred			 42,750			   5.0%			    4.3 	    4.3
	$1.21 	Preferred 			768,400			   4.0%			   19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
												   69.7 	   69.7
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
  Authorized				   Amount
    First Preferred Shares		1,000,000,000
    Second Preferred Shares		1,000,000,000
Common equity
  Shares
    Authorized				   Amount
	Common Shares			1,000,000,000
	Non-Voting Shares		1,000,000,000
    Issued
	Common Shares (c)									2,314.1 	2,275.1
	Non-Voting Shares (c)									3,262.6 	3,243.2
  Options and warrants (d), (e)									   55.7 	   56.8
  Accrual for shares issuable under channel stock incentive plan (f) and other			    0.9 	    1.5
  Retained earnings										  686.9 	  630.4
  Contributed surplus										    7.4 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
												6,327.6 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity								      $	6,546.3       $	6,432.6
=================================================================================================================================

(b) TELUS Communications Inc. Preference and Preferred Shares

The Company has the right to redeem the Preference and Preferred shares upon giving three months' previous notice.

(c) Changes in Common Shares and Non-Voting Shares


Periods ended June 30, 2003				   Three months				    Six months
						     Number of 	       Amount		     Number of 	       Amount
						      shares	     (millions)		      shares	     (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period				  188,402,241 	      $	2,294.8 	  187,271,994 	     $	2,275.1
  Exercise of share options (d)			       11,691 		    0.2 	       11,691 		    0.2
  Employees' purchase of shares			      876,885 		   17.5 	    1,912,612 		   35.6
  Dividends reinvested in shares		       95,261 		    1.6 	      189,781 		    3.2
---------------------------------------------------------------------------------------------------------------------------------
  End of period					  189,386,078 	      $	2,314.1 	  189,386,078 	     $	2,314.1
=================================================================================================================================
Non-Voting Shares
  Beginning of period				  158,905,599 	      $	3,251.1 	  158,407,931 	     $	3,243.2
  Exercise of share options (d)			       24,480 		    1.4 	       28,851 		    1.6
  Channel stock incentive plan (f)		       11,375 		    0.3 	       21,475 		    0.4
  Dividend Reinvestment and Share Purchase Plan (g)
    Dividends reinvested in shares		      658,695 		    9.5 	    1,126,784 		   16.9
    Optional cash payments		               14,314 		    0.3 	       29,422 		    0.5
---------------------------------------------------------------------------------------------------------------------------------
End of period					  159,614,463 	      $	3,262.6 	  159,614,463 	     $	3,262.6
=================================================================================================================================

(d) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant. At June 30, 2003, 26.7 million (December 31, 2002
- 25.8 million) shares are reserved for issuance under the share option plans.

The following table presents a summary of the activity related to the Company's share options plans for the periods ended June 30, 2003.


Periods ended June 30, 2003				   Three months				    Six months
						     Number of 	  Weighted average 	     Number of 	  Weighted average
						      shares        option price	      shares        option price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		   24,893,660 	      $	   25.12 	   24,689,860 	      $	   25.60
Granted						       43,950 		   18.08 	    1,003,805 		   14.98
Exercised					      (36,171)		   14.97 	      (40,542)		   14.00
Forfeited					     (245,714)		   28.65 	     (856,193)		   29.42
Expired (including cancelled)			     (120,330)		   16.15 	     (261,535)		   18.64
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period			   24,535,395 		   25.13 	   24,535,395 		   25.13
=================================================================================================================================

(e) Warrants

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a non-voting share at a price of U.S.$10.00 per share until September 15, 2005. Proceeds arising from the exercise of the warrants are credited to share capital. As at June 30, 2003, 0.8 million (December 31, 2002 - 0.8 million) warrants remained outstanding.

(f) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 0.3 million (December 31, 2002 -
0.3 million) shares for issuance under the Plan. As at June 30, 2003, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, at the Company's discretion it may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired on the market at normal trading prices.

16.  Commitments and Contingent Liabilities

(a) Operational Efficiency Program Initiatives

As disclosed in Note 4, the Company estimates that an additional restructuring amount of approximately $9.6 million may be recorded in 2003 in respect of the Operational Efficiency Program for items that were not eligible to be recorded prior to June 30, 2003.

(b) Labour Negotiations

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the legacy agreements from BC TELECOM and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. While the conciliation process is underway, the Canada Labour Code prohibits a strike or lock out.

In January 2003, the Company and the Telecommunications Workers Union signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.

Also in January 2003, the Company and the Telecommunications Workers Union agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period. In July 2003, the conciliators concluded their global review and released their action plan, which was agreed to and accepted by the Company and the Telecommunications Workers Union. The conciliators' action plan sets out that the 60-day conciliation period will commence November 14, 2003, while, in the interim, pensions and employee benefits discussions will continue. If the outstanding issues are not resolved at the end of the 60-day period, the parties may agree to extend this phase or, alternatively, following a 21-day cooling off period, a legal work stoppage may occur no earlier than February 2004. If the outstanding issues are not resolved and a new collective agreement is not achieved, there is the risk of a labour disruption. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on the Company are not practicably determinable currently.

(c) Guarantees

Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

The Company has guaranteed a third party's financial obligation as a part of a facility naming rights agreement. The guarantee runs through to December 31, 2014, on a declining-balance basis and is of limited recourse.

In 2003, the Company guaranteed a third party's performance in respect of two customer contracts that have been assigned to the third party. The Company would be required to make payments to the customers should the performance requirements of the contract not be met. The guarantees are currently expected to run through to mid-2004 and the Company has recourse to escrowed funds sufficient to offset any payment it may be required to make under the guarantee.

As at June 30, 2003, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at June 30, 2003, the Company has a liability of $1.8 million recorded in respect of these lease guarantees.

The following table quantifies the maximum, undiscounted guarantee amounts, as at June 30, 2003, without regard for the likelihood of having to make such payment.

							     Performance	     Financial
(millions)			 			    guarantees (a)	    guarantees (a)	       Total
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)					      $	    6.9 	      $	    8.7 	     $	   15.6
2004								    3.5 		    6.7 		   10.2
2005								    2.0 		    4.9 		    6.9
2006								    1.8 		    3.3 		    5.1
2007								    1.6 		    1.6 		    3.2
=================================================================================================================================

(a) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.


Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable Canadian Radio-television and Telecommunications Commission (the "CRTC") regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred.

The Company has no liability recorded, as at June 30, 2003, in respect of indemnification obligations.

(d) Claims and Lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

17. Additional Financial Information

(a) Income Statement


Periods ended June 30					    Three months			     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Advertising expense				      $	   34.1       $	   45.3 	      $	   60.4       $	   75.3
=================================================================================================================================

(b) Balance Sheet

											       As at	       As at
											      June 30,      December 31,
(millions)											2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable								      $	  372.2       $	  524.7
  Accrued receivables										  195.1 	  153.9
  Allowance for doubtful accounts								  (75.2)	  (71.8)
  Other												    7.5 	   33.6
---------------------------------------------------------------------------------------------------------------------------------
											      $	  499.6       $	  640.4
=================================================================================================================================
Prepaid expense and other
  Prepaid expenses									      $	  154.1       $	  106.1
  Deferred customer activation and installation costs						   53.1 	   57.3
  Other												   24.5 	    0.1
---------------------------------------------------------------------------------------------------------------------------------
											      $	  231.7       $	  163.5
=================================================================================================================================
Accounts payable and accrued liabilities
  Trade accounts payable								      $	  292.0       $	  337.1
  Accrued liabilities										  312.4 	  388.1
  Payroll and other employee related liabilities						  361.4 	  359.7
  Interest payable										   72.2 	   75.4
  Other												   42.4 	   38.5
---------------------------------------------------------------------------------------------------------------------------------
											      $	1,080.4       $	1,198.8
=================================================================================================================================
Advance billings and customer deposits
  Advance billings									      $	  345.4       $	  304.3
  Customer deposits										   25.1 	   26.0
---------------------------------------------------------------------------------------------------------------------------------
											      $	  370.5       $	  330.3
=================================================================================================================================

(c) Statement of Cash Flows


Periods ended June 30					    Three months			     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Disbursements made in conjunction with
 Operational Efficiency Program
   Workforce reduction
     Voluntary (Early Retirement Incentive Plan,
      Voluntary Departure Incentive Plan and other)   $	  27.9	      $     - 		      $	  126.2       $	     -
     Involuntary and other				  13.7 	   	  28.6 			   63.1 	   61.1
   Lease termination charges				   2.0 		   2.3 			    3.6 	    2.3
   Other charges					   4.0 		   3.4 			    8.6 	   13.9
---------------------------------------------------------------------------------------------------------------------------------
						      $	  47.6 	      $	  34.3 		      $	  201.5       $	   77.3
=================================================================================================================================
Net change in non-cash working capital
   Accounts receivable				      $	  53.8 	      $	  72.5 		      $	  140.8       $	   42.3
   Income and other taxes receivable			  (5.7)		 (25.9)			 (217.1)	  (58.7)
   Inventories						   4.7 		   7.5 			   14.9 	   17.5
   Prepaid expenses and other				 (42.6)		 (12.5)			  (60.1)	  (51.6)
   Accounts payable and accrued liabilities		 (90.8)		 (91.1)			 (114.8)	  (61.6)
   Advance billings and customer deposits	 	  31.4 		 (35.9)			   40.2 	  (14.5)
---------------------------------------------------------------------------------------------------------------------------------
						      $	 (49.2)	      $	 (85.4)		      $	 (196.1)      $	 (126.6)
=================================================================================================================================

18. Segmented Information

The Company's reportable segments, which are used to manage the business, are Communications and Mobility. Communications includes: voice local, voice long distance, data and other telecommunication services excluding wireless; Mobility includes: cellular and paging services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Three-month periods
 ended June 30	       Communications		       Mobility			  Eliminations		       Consolidated
(millions)	     2003	   2002		  2003		2002	       2003	     2002	    2003	  2002
---------------------------------------------------------------------------------------------------------------------------------

External revenue  $  1,209.2 	 $ 1,260.4     $    564.1     $	  487.6      $	    - 	   $      - 	  $ 1,773.3     $ 1,748.0
Inter-segment
 revenue		23.4 	      26.1 	      3.9 	    4.2 	 (27.3)	       (30.3)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     1,232.6 	   1,286.5 	    568.0 	  491.8 	 (27.3)	       (30.3)	    1,773.3 	  1,748.0
Operations expenses    714.1 	     784.3 	    366.7 	  373.0 	 (27.3)	       (30.3)	    1,053.5 	  1,127.0
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)	  $    518.5 	 $   502.2     $    201.3     $	  118.8      $	    - 	   $ 	  - 	  $   719.8 	$   621.0
=================================================================================================================================
CAPEX (b)	  $    227.4 	 $   407.9     $     78.1     $	  140.7      $	    - 	   $	  - 	  $   305.5 	$   548.6
=================================================================================================================================
EBITDA less CAPEX $    291.1 	 $    94.3     $    123.2     $   (21.9)     $	    - 	   $	  - 	  $   414.3 	$    72.4
=================================================================================================================================

Six-month periods
ended June 30	       Communications		       Mobility			 Eliminations		       Consolidated
(millions)	     2003	   2002		  2003		2002	       2003	    2002	    2003	  2002
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 2,417.7     $ 2,511.3     $  1,096.5     $   934.7      $      - 	   $      - 	  $ 3,514.2     $ 3,446.0
Inter-segment
 revenue		46.8 	      48.0   	      7.6 	    8.3 	 (54.4)	       (56.3)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     2,464.5 	   2,559.3 	  1,104.1 	  943.0          (54.4)	       (56.3)	    3,514.2 	  3,446.0
Operations expenses  1,453.8 	   1,590.4 	    724.2 	  701.6          (54.4)	       (56.3)	    2,123.6 	  2,235.7
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)	  $  1,010.7 	 $   968.9     $    379.9    $	  241.4     $	    - 	  $	  - 	 $  1,390.6    $  1,210.3
=================================================================================================================================
CAPEX (b)	  $    380.9 	 $   717.0     $    132.4    $	  237.5     $	    - 	  $	  - 	 $    513.3    $    954.5
=================================================================================================================================
EBITDA less CAPEX $    629.8 	 $    251.9    $    247.5    $	    3.9     $ 	    - 	  $	  - 	 $    877.3    $    255.8
=================================================================================================================================

(a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
(b) Total capital expenditures ("CAPEX").


19. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2003. As of June 30, 2003, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the new agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after June 30, 2003, is U.S.$112 million. In addition, in the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed; the Company owed Verizon, on a net basis and including dividends payable, $42.7 million at June 30, 2003 (December 31, 2002 - $75.4 million).

Periods ended June 30			 	            Three months			     Six months
(millions)						2003		2002		 	2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
   Ongoing services and benefits expensed	      $	    6.8       $	   11.8 	      $	   14.3       $	   25.3
   Specified software licences and trademark licence
   acquired and recorded as capital and other	      $	     - 	      $	   27.4 	      $	     - 	      $	   53.7
Sales to Verizon (Verizon customers' usage of TELUS'
 telecommunication infrastructure and other)	      $	    9.0       $	    9.9 	      $	   21.1       $	   15.8
Purchases from Verizon (TELUS customers' usage of
 Verizon's telecommunication infrastructure
  and other)					      $	   12.2       $	    5.9 	      $	   20.9       $	   14.4
=================================================================================================================================

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 15(g)). The following table presents a summary of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Periods ended June 30					    Three months			     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to
 Verizon's shareholdings
  - to be paid in cash				      $	   11.0       $	   10.5 	      $	   21.5       $	   10.5
  - to be reinvested in Treasury shares			     - 		    0.5 		    0.5 	   11.4
---------------------------------------------------------------------------------------------------------------------------------
							   11.0 	   11.0 		   22.0 	   21.9
--------------------------------------------------------------------------------------------------------------------------------
Cash payments						   10.5 	     - 			   21.0 	     -
Reinvested in Treasury shares				    0.5 	   10.9 		    1.0 	   21.6
---------------------------------------------------------------------------------------------------------------------------------
							   11.0 	   10.9 		   22.0 	   21.6
---------------------------------------------------------------------------------------------------------------------------------
Change in dividends payable to Verizon			     - 		    0.1 		     - 		    0.3
Dividends payable to Verizon, beginning of period	   11.0 	   10.9 		   11.0 	   10.7
--------------------------------------------------------------------------------------------------------------------------------
Dividends payable to Verizon, end of period	      $	   11.0       $	   11.0 	      $	   11.0       $	   11.0
=================================================================================================================================

20. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Periods ended June 30					    Three months			     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with Canadian GAAP	     $	   74.8       $	   18.4 	      $	  166.0       $	   17.6
Adjustments:
  Decrease in depreciation expense (b)			    9.0 	    9.0 		   17.9 	   17.9
  Decrease in interest expense (c)			    2.4 	    2.4 		    4.8 	    4.8
  Amortization of intangible assets (d)			  (20.4)	  (20.4)		  (40.9)	  (40.9)
  Change in future employee benefits (e)		   (4.3)	   (4.3)		   (8.5)	   (8.5)
  Asset impairment - decrease in depreciation (f)	   18.1 	   18.1 		   36.1 	   36.1
  Interest on convertible debentures (g)		   (1.8)	   (1.7)		   (3.5)	   (3.3)
  Accounting for derivatives (h)		  	   (0.8)	    0.6 		    0.3 	   (0.5)
  Taxes on the above adjustments			   (1.8)	   (1.6)		   (3.5)	   (4.2)
---------------------------------------------------------------------------------------------------------------------------------
Income before effect of change in accounting principles	   75.2 	   20.5 		  168.7 	   19.0
Effect of change in accounting principles for
 intangible assets and goodwill (j)			     - 		     - 			     - 	       (1,701.6)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP	 	   75.2 	   20.5 		  168.7        (1,682.6)
Other comprehensive income (loss) (h) (n)		 (103.0)	   73.1 		  (83.6)	   24.1
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance
 with U.S. GAAP 				     $	  (27.8)      $	   93.6 	      $	   85.1       $(1,658.5)
=================================================================================================================================
Income (loss) per share under U.S. GAAP
 (basic and diluted):
  Before effect of change in accounting principles
   for intangible assets and goodwill		     $	    0.21      $	    0.06 	      $	    0.48      $	    0.06
  Effect of change in accounting principles
   for intangible assets and goodwill (j)		     - 		     - 			     - 		   (5.57)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)				     $	    0.21      $	    0.06 	      $	    0.48      $	   (5.51)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

											       As at	       As at
											      June 30, 	    December 31,
(millions)		                 							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current assets										    $	1,348.0      $	1,173.2
Capital assets
  Property, plant, equipment and other								7,774.1 	7,926.0
  Intangible assets subject to amortization							2,730.5 	2,901.6
  Intangible assets with indefinite lives							2,951.6 	2,950.1
Goodwill											3,543.3 	3,543.2
Deferred income taxes										  928.0 	1,174.7
Other assets											  682.8 	  979.9
---------------------------------------------------------------------------------------------------------------------------------
											      $19,958.3       $20,648.7
=================================================================================================================================
Current liabilities									      $	2,221.7       $	2,181.0
Long-term debt											6,996.8 	8,364.9
Other long-term liabilities									1,122.7 	  499.7
Deferred income taxes										1,635.8 	1,655.1
Non-controlling interest									    8.6 	   11.2
Shareholders' equity										7,972.7 	7,936.8
---------------------------------------------------------------------------------------------------------------------------------
											      $19,958.3       $20,648.7
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

As at June 30 (millions)									2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP						      $	6,546.3       $	6,407.0
Adjustments:
  Purchase versus Pooling Accounting (a) - (e), (k)						1,529.1 	1,562.3
  Asset impairment (f)										  (13.5)	  (57.7)
  Reclassification of convertible debentures from equity to debt (g)				 (149.0)	 (147.9)
  Accounting for derivatives (h)								   (1.1)	   (3.2)
  Additional goodwill on Clearnet purchase (l)							  123.5 	  123.5
  Accumulated other comprehensive income (loss) (n)						  (62.6)	    4.2
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $	7,972.7       $	7,888.2
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
  TELUS Communications Inc. Preference Shares and Preferred Shares		    	      $	   69.7       $	   69.7
  Common equity
  Common Shares											4,247.6 	4,174.7
  Non-Voting Shares										4,551.8 	4,192.7
  Options and warrants										   55.7 	   56.6
  Accrual for shares issuable under channel stock incentive plan and other			    0.9 	    0.3
  Retained earnings (deficit) 									 (897.8)	 (617.4)
  Accumulated other comprehensive income (loss) (n)						  (62.6)	    4.2
  Contributed surplus										    7.4 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
												7,903.0 	7,818.5
---------------------------------------------------------------------------------------------------------------------------------
											      $	7,972.7       $	7,888.2
=================================================================================================================================

(a) Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Depreciation

Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values).

(c) Interest

Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

(d) Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

							Cost	Accumulated Amortization 	   Net Book Value
(millions)										       As at	       As at
											      June 30,	    December 31,
												2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline			      $	1,950.0       $	  199.8 	      $	1,750.2       $	1,769.4
  Subscribers - wireless 				  250.0 	  138.0 		  112.0 	  133.7
---------------------------------------------------------------------------------------------------------------------------------
							2,200.0 	  337.8 		1,862.2 	1,903.1
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences (a)					1,833.3 	1,833.3 		     - 		     -

---------------------------------------------------------------------------------------------------------------------------------
						      $	4,033.3       $	2,171.1 	      $	1,862.2       $	1,903.1

=================================================================================================================================

(a) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2003, for each of the next five fiscal years is as follows:

Years ended December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)											      $	  209.1
2004														  327.1
2005														  216.7
2006														   84.5
2007														   72.8
=================================================================================================================================

(e) Future Employee Benefits

Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

(f) Asset Impairment

In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP.

(g) Convertible Debentures

Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs are charged to the Consolidated Statements of Income.

(h) Accounting for Derivatives

On January 1, 2001, the Company adopted the provisions of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives, which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives, which are cash flow hedges, will be marked to market with adjustments reflected in comprehensive income.

(i) Income Taxes

Periods ended June 30					    Three months		             Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current						      $    (5.5)      $	   24.4 	      $	 (206.3)      $	   30.3
Deferred						   61.1 	    9.2 		  256.7 	   21.4
---------------------------------------------------------------------------------------------------------------------------------
							   55.6 	   33.6 		   50.4 	   51.7
Investment Tax Credits					     - 		  (40.0)		   (1.0)	  (40.0)
---------------------------------------------------------------------------------------------------------------------------------
						      $    55.6       $	   (6.4)	      $	   49.4       $	   11.7
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)		2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $	   49.1 	   37.1%	      $	    5.3 	   38.8%
Prior year rates applied to settlement of tax issues	     - 					    2.0
Investment Tax Credits					     - 					  (24.3)
Other							    1.5 				    4.0
---------------------------------------------------------------------------------------------------------------------------------
							   50.6 	   38.1%		  (13.0)	   NM (a)
Large corporations tax					    5.0 				    6.6
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery) 	      $	   55.6 	   41.9%	      $	   (6.4)	   NM (a)
=================================================================================================================================

(a)  "NM" - not meaningful.


Six-month periods ended June 30 ($ in millions)			2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $	   81.4 	   37.0%	      $	   12.9 	   39.2%
Prior year rates applied to settlement of tax issues	  (47.0)				    2.0
Investment Tax Credits					   (0.6)				  (24.3)
Other							    4.8 				    7.9
---------------------------------------------------------------------------------------------------------------------------------
							   38.6 	   17.6%		   (1.5)	   (4.4)%
Large corporations tax					   10.8 				   13.2
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $	   49.4 	   22.5%	      $	   11.7 	   35.8%
=================================================================================================================================

(j) Intangible Asset Transitional Impairment Amount and Goodwill

Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (SFAS 142, "Goodwill and Other Intangible Assets"). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

(k) Goodwill

Under the purchase method of accounting, TELUS' assets and liabilities at acquisition have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(l) Additional Goodwill on Clearnet purchase

Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(m) Share-Based Compensation

Generally Accepted Accounting Principles require disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2003 and 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 8. Such impact, using the fair values set out in Note 8 would approximate the following pro forma amounts:

Periods ended June 30					    Three months			     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost				      $	   11.3       $	   17.3 	      $	   23.6       $	   36.7
Net income (loss)
  As reported					      $	   75.2       $	   20.5 	      $	  168.7       $(1,682.6)
  Pro forma					      $	   63.9       $	    3.2 	      $	  145.1       $(1,719.3)
Net income (loss) per Common Share and
 Non-Voting Share
  Basic and diluted
    As reported					      $	    0.21      $	    0.06 	      $	    0.48      $	  (5.51)
    Pro forma					      $	    0.18      $	    0.01 	      $	    0.41      $	  (5.64)

=================================================================================================================================

(n) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

SFAS 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.


Periods ended June 30					   Three months			  	     Six months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Change in unrealized fair value of
 derivative cash flow hedges (h)		      $  (162.0)      $   126.7 	      $	 (137.8)      $	   42.4
Minimum pension liability				  (1.2)		     - 			   (2.1)	     -
---------------------------------------------------------------------------------------------------------------------------------
							(163.2)		  126.7 		 (139.9)	   42.4
Income tax expense (recovery)				 (60.2)		   53.6 		  (56.3)	   18.3
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)			(103.0)		   73.1 		  (83.6)	   24.1
Accumulated other comprehensive income (loss),
 beginning of period					  40.4 		  (68.9)		   21.0 	  (19.9)
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss),
 end of period					      $	 (62.6)	      $	    4.2 	      $	  (62.6)      $	    4.2
=================================================================================================================================

(o) Asset Retirement Obligations

Commencing January 1, 2003, new Generally Accepted Accounting Principles for asset retirement obligations apply to the Company (SFAS 143, "Accounting for Asset Retirement Obligations"). The new standard focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is also included in determining the results of operations.

All amounts arising from the application of this accounting policy are not significant.


21. Prior Period Presentation

Certain of the comparative amounts have been reclassified to conform to the presentation adopted in the current period.




==============================================================================

            TELUS Management Discussion and Analysis
                      Second Quarter 2003

==============================================================================
    Forward-Looking Statements

    This document and the management discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of customer service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; development and introduction of new products and services; supplier/vendor reliability and viability; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; legal and regulatory compliance of employees and key stakeholders; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns; man-made and natural disasters; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.
    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

==============================================================================
    Management's Discussion and Analysis

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read together with the interim consolidated financial statements of TELUS. The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

    Management's discussion and analysis is comprised of the following:

    1. Vision, Core Business and Strategy
    2. Capability to Deliver Results
    3. Results and Key Performance Indicators
    4. Risks and Uncertainties

    1. Vision, Core Business and Strategy

    TELUS will continue to be guided by its six strategic imperatives established in 2000. TELUS is focusing and moving forward on the following priorities in 2003:

    Continuing to deliver on our efficiency improvement objectives.

    - Communications segment operating costs were significantly reduced, fourteen customer contact centres were consolidated in the first six months of 2003 and staff levels were reduced by approximately
       850 since the beginning of the year; and

    - The Company disposed of non-strategic properties and monetized investments for total cash proceeds of $19.0 million and $38.3 million, respectively, during the second quarter and six-month period ended June 30, 2003.

    Improving customer service.

    Process and system changes that are having a positive impact, include:

    - The Company is stabilizing customer care staff levels to address a high number of voluntary departures and normal staff turnovers and improve service delivery;
    - The Company is working to improve its interactive voice response systems (IVR) to better route inbound calls. Speech recognition capabilities will help us deliver customer satisfaction with the first contact. Routing will be faster, process steps will be reduced and our answer speed will increase;
    - Better communication, improved coaching, increased customer focus through reducing layers of management and reducing front-line spans; and
    - Streamlining, simplifying and standardizing contracts and related sales processes for business customers.

    Enhancing our leadership position in the North American wireless industry.

    TELUS Mobility continued to build on its industry-leading performance from the second half of 2002. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding Restructuring and workforce reduction costs increased by 69.4% and 57.4% for the second quarter and first six months of 2003, respectively, when compared with the same periods a year ago. Mobility continues to lead the industry with average revenue per subscriber unit per month (ARPU) of $56 and $55 for the second quarter and first six months of 2003, respectively, while maintaining world-class churn rates of 1.3% and 1.4%, respectively.

    Strengthen our financial position, based on improved operating performance.

    - The Company reduced net debt and continued to improve its financial ratios in the first and second quarters of 2003. In particular, the Net debt to EBITDA ratio reached 3.0:1 measured at June 30, 2003, which represents accelerated achievement of TELUS' year-end target for year-end 2003;
    - To maintain flexibility, TELUS filed a $3 billion shelf prospectus in mid-June 2003, which if desired, enables a quick and efficient means to sell debt, equity and/or warrants should the Company want to issue securities over the next two years. The new shelf prospectus replaced a previous $10 billion shelf prospectus that was about to expire;
       and
    - During the second quarter of 2003, three of four debt-rating agencies changed their outlook or trend to 'stable' from 'negative' for TELUS' debt.

    Achieving a settlement with our unionized employees.

    In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union (TWU) for a new collective agreement replacing the legacy agreements from BC TELECOM and Alberta-based TELUS. Since January 2003, the Company and the TWU continue to participate in a conciliation process, which includes a global review of all outstanding issues and a subsequent 60 day conciliation period. In July 2003, the conciliators concluded their global review and released their action plan, which was agreed to and accepted by the Company and the TWU. The conciliators' action plan sets out that the 60-day conciliation period will commence November 14, 2003, while, in the interim, pensions and employee benefits discussions will continue. If the outstanding issues are not resolved at the end of the 60-day period, the parties may agree to extend this phase or, alternatively, following a 21 day cooling off period, a legal work stoppage may occur no earlier than February 2004.
    If the outstanding issues are not resolved and a new collective agreement is not achieved, there is the risk of a labour disruption. While the financial and operational impacts of a labour disruption are difficult to estimate, the Company expects that in the short-term, profitability would be reduced, but cash flow would increase due to reduced capital expenditures.

    2. Capability to Deliver Results

    Changes to the Competitive Environment

    In June 2003, Sprint Canada and Microcell Solutions announced a joint marketing alliance to bundle cellular phone services with regular landlines in a strategy to simplify and provide an all-in-one telecommunications package. Microcell will make its wireless product available to Sprint's 150,000 residential customers across Canada. This arrangement gives both partners additional products to win market share from incumbent service providers.

    Regulatory updates

    Risk of increased rates for access to support structures of power companies
    Decision of the Supreme Court of Canada - May 16, 2003 (Barrie Public Utilities v. Canadian Cable Television Association)

    The Supreme Court of Canada upheld a Federal Court of Appeal decision that determined the Canadian Radio-television and Telecommunications Commission (CRTC) did not have jurisdiction over power poles of provincially regulated power companies. The CRTC had ordered power companies to grant access to their power poles to cable companies at fixed rates. The fixed rates set by the CRTC were significantly lower than the expectations of the power companies. TELUS will be affected by this decision, as it relies on power poles to deliver services to its customers and has facilities on approximately 200,000 poles owned by power companies.

    Telecom Public Notices PN 2000-124 and PN 2000-124-2 - Seeking public input on access to multi-dwelling units, in-building wiring and riser space

    The CRTC announced principles that allow for access by all local telephone companies to equipment and wire in buildings known as multi-dwelling units. The decision reduces considerably the uncertainty TELUS had faced in gaining access to such buildings, both where TELUS is an entrant in the market and in its incumbent territory where onerous terms and conditions of access, including fees, were being demanded by building owners. From a financial perspective, the decision reduces TELUS' exposure to potential significantly increased costs of building access.

    Telecom Decision 2003-49 - CRTC directs incumbent telephone companies to offer high-speed Internet services to competitors' residential telephone customers

    On July 21, 2003, the CRTC directed the incumbent telephone companies to provide their retail high-speed Internet services to residential customers receiving primary exchange service (local telephone service) from competitors upon request. TELUS is currently assessing the impacts of this decision in terms of operating and capital costs and as well, the timing of implementation.

    Public Notice 2003-04 - Measures with respect to incumbent telephone company regulatory compliance.

    On April 10, 2003, the CRTC announced in Public Notice 2003-04 more rigorous measures to ensure regulatory compliance by incumbent telephone companies; the CRTC will use inspectors to verify regulatory compliance. TELUS encourages and supports regulatory compliance by all telecom industry players.

    3. Results and Key Performance Indicators

    Accounting Policy Developments

    Guarantees

    In the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of these guarantees and their maximum, undiscounted amounts, even when the likelihood of the Company having to make any payments under the guarantees is slight. See Note 2a and Note 16c to the interim consolidated financial statements.

    Asset Retirement Obligations

    Commencing with the Company's 2004 fiscal year, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for asset retirement obligations (CICA Handbook Section 3110) will apply. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company is currently evaluating the impact of this standard on its financial statements.

    Hedging Relationships

    Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships apply to the Company (CICA Accounting Guideline AcG-13). The Company's previously disclosed hedge accounting policy is compliant with the new Guideline.

    Financial Impact of Price Cap Decisions

    On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs, or CRTC Decision 2002-34 and CRTC Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. and beginning August 2002 for TELUS Communications (Quebec) Inc. The impact of these decisions on TELUS was a decrease in Communications segment Operating revenues of $24.0 million and $47.0 million, respectively, for the second quarter and six month period ended June 30, 2003, when compared with the same periods in 2002. In addition, the Communications segment EBITDA decreased by $25.2 million and $47.1 million, respectively, for the second quarter and six month period ended June 30, 2003, when compared to the same period one year earlier.
    On March 18, 2003, the CRTC issued Telecom Decision CRTC 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in Regulatory framework for the second price cap period. Also on March 18, 2003, the CRTC released Telecom Decision CRTC 2003-18, TELUS Communications Inc. - 2002 Annual price cap filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. The financial impact of these two decisions is consistent with TELUS' financial assumptions for 2002 and 2003.

Results of Operations
Highlights
    Quarter ended June 30         2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions except
     per share amounts)

    Operating revenues           1,773.3     1,748.0        25.3         1.4

    EBITDA(1)                      719.8       621.0        98.8        15.9

    Restructuring and workforce
     reduction costs                 3.3         3.1         0.2         6.5

    Income taxes                    54.9        33.1        21.8        65.9

    Net income                      74.8        18.4        56.4          -

    Common Share and
     Non-Voting Share income        72.2        15.8        56.4          -

    Earnings per share (EPS)       $0.21       $0.05       $0.16          -

    Capital expenditures
     - general                     305.5       548.6      (243.1)      (44.3)

    Free cash flow(2)               69.0      (261.8)      330.8          -
    -------------------------------------------------------------------------
    Six months ended June 30      2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions except
     per share amounts)

    Operating revenues           3,514.2     3,446.0        68.2         2.0

    EBITDA(1)                    1,390.6     1,210.3       180.3        14.9

    Restructuring and workforce
     reduction costs                 9.8        15.6        (5.8)      (37.2)

    Income taxes                    49.0        49.6        (0.6)       (1.2)

    Net income                     166.0        17.6       148.4          -

    Common Share and
     Non-Voting Share income       160.8        12.5       148.3          -

    Earnings per share (EPS)       $0.46       $0.04       $0.42          -

    Capital expenditures
     - general                     513.3       954.5      (441.2)      (46.2)

    Free cash flow(2)              444.7      (160.8)      605.5          -
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues ($1,773 million and $1,748 million, respectively, for the second quarter of 2003 and
        2002) less Operations expense ($1,053 million and $1,127 million, respectively, for the second quarter of 2003 and 2002). As defined, EBITDA excludes Restructuring and workforce reduction costs of $3.3 million and $3.1 million, respectively, for the second quarter of 2003 and 2002.

        The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) Free cash flow is defined as EBITDA less Capital expenditures, cash interest, cash taxes and cash dividends. For the second quarter of 2003 and 2002, the calculation is:

          ($ in millions)                   2003    2002
                                            ----    ----
          EBITDA                             720     621
          Less: Capital expenditures         305     549
          Less: Cash interest paid           299     302
          Less: Cash income taxes              3       6
          Less: Cash dividends                44      26
                                              --      --
                                              69    (262)
                                              --    -----

        This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies.


    Significant changes included in the second quarter 2003 financial results, when compared with the second quarter of 2002, were:

    - Communications segment external revenues decreased by $51.2 million or 4.1%. Normalized for the $24.0 million negative price cap decision impacts, revenues decreased by $27.2 million or 2.2%, primarily because of lower voice equipment sales and lower long distance revenues from reduced long distance minutes and prices;

    - Communications segment EBITDA improved by $16.3 million or 3.2%, as the decrease in revenues was more than offset by a $70.2 million decrease in operations expense. The decrease in operations expense was primarily a result of $104.0 million of savings resulting from the Operational Efficiency Program, partially offset by an investment tax credit of $40 million recognized in the second quarter of 2002;

    - Mobility segment Network revenue improved by $73.0 million or 16.1%. This was a result of a higher ARPU from increased usage and pricing discipline, as well as strong subscriber growth. Mobility Network revenue growth, combined with significant operating efficiencies and economies of scale, flowed through to EBITDA at a rate of 113%;

    - Mobility segment EBITDA increased $82.5 million or 69.4%. This was a result of strong revenue growth, continued cost containment, and economies of scale and efficiencies from the successful national integration of TELUS Mobility's operations; Mobility segment EBITDA represented 38.2% of Network revenue, resulting in a 12-point quarter over quarter EBITDA margin expansion;

    - Mobility net subscriber additions for the second quarter grew to 102,800 representing a 54.1% increase over the first quarter 2003 net subscriber additions of 66,700. Moreover, the second quarter's net additions were slightly higher than the same period last year reversing the negative trend in the previous two quarters;

    - Mobility blended postpaid and prepaid churn declined to 1.3% per month, a substantial improvement from 2.0% for the same quarter last year. This was attributed to TELUS Mobility's ongoing focus on subscriber retention, improved network quality and coverage, enhanced client service levels, specific grandfathered rate plans and a change to certain rate plans which included 'free evening and weekend' features;

    - Interest expense on long-term and short-term debt decreased by $10.0 million because of lower debt balances;

    - Consolidated Free cash flow increased by $330.8 million to $69.0 million - the first positive free cash flow during a quarter with large semi-annual interest payments in the last three calendar years. Second quarter free cash flow exceeded second quarter cash payments of $47.6 million under Restructuring and workforce reduction initiatives; and

    - Net debt decreased by $156.6 million within the current quarter, compared with an increase of $292.1 million within the second quarter of 2002.

    The discussion below for Operating revenues, Operations expense, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated interim financial results.

    Operating revenues - Communications segment
    Quarter ended June 30         2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions)

    Voice local(1)                 525.3       531.6        (6.3)       (1.2)
    Voice contribution              16.0        19.4        (3.4)      (17.5)
    Voice long distance(2)         239.2       254.5       (15.3)       (6.0)
    Data(3)                        352.4       353.8        (1.4)       (0.4)
    Other(4)                        76.3       101.1       (24.8)      (24.5)
    -------------------------------------------------------------------------
    External operating revenue   1,209.2     1,260.4       (51.2)       (4.1)

    Intersegment revenue            23.4        26.1        (2.7)      (10.3)
    -------------------------------------------------------------------------

    Total operating revenue      1,232.6     1,286.5       (53.9)       (4.2)
    -------------------------------------------------------------------------

    Six months ended June 30        2003        2002      Change           %
    -------------------------------------------------------------------------
    ($ in millions)

    Voice local(1)               1,048.2     1,056.5        (8.3)       (0.8)
    Voice contribution              31.9        37.9        (6.0)      (15.8)
    Voice long distance(2)         490.3       519.9       (29.6)       (5.7)
    Data(3)                        695.2       694.5         0.7         0.1
    Other(4)                       152.1       202.5       (50.4)      (24.9)
    -------------------------------------------------------------------------
    External operating revenue   2,417.7     2,511.3       (93.6)       (3.7)

    Intersegment revenue            46.8        48.0        (1.2)       (2.5)
    -------------------------------------------------------------------------

    Total operating revenue      2,464.5     2,559.3       (94.8)       (3.7)
    -------------------------------------------------------------------------

    (1) Voice local - incremental price cap reductions of $18.0 million for the second quarter and $30.7 million for the six months ended
        June 30, 2003.
    (2) Voice long distance - incremental price cap reductions of $0.6 million for the second quarter and $1.6 million for the six months ended June 30, 2003.
    (3) Data - incremental price cap reductions of $5.7 million for the second quarter and $14.7 million for the six months ended June 30, 2003.
    (4) Other - incremental price cap impact of $(0.3) million for the second quarter and nil for the six months ended June 30, 2003.

    Voice local revenue is generated from monthly access charges and enhanced services. Local access revenue decreased by $10.8 million and $16.2 million, respectively, for the second quarter and first six months of 2003, when compared with the same period last year, due to price cap decision impacts and fewer access lines than one year ago, partly offset by growth in non-ILEC business. Increased local enhanced services revenue of $4.5 million and $7.9 million, respectively, for the second quarter and first six months, partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $11.7 million or 2.2% and $22.4 million or 2.1%, respectively, for the second quarter and first six months of 2003 as compared to 2002.
    Network access lines decreased by 26,000 and 24,000 lines, respectively, during the second quarter and first six months of 2003, compared with decreases of 32,000 and 53,000, respectively, during the same periods in 2002. Greater line losses during the second quarter, as compared to the first quarter, reflect a consistent seasonal trend associated with university and college students moving home for the summer. Lower line losses in 2003, as compared with 2002, primarily reflect fewer second line losses associated with migration of dial-up Internet services to high-speed Internet services, consistent with lower high-speed Internet net additions. This was partly offset by increased losses of consumer lines to competitors in 2003. Network access lines decreased by 0.5% in the twelve-month period ended June 30, 2003, an improvement from the 1.1% rate for the twelve months ended December 31, 2002. The trend of decreasing access lines primarily reflects losses of consumer lines to competitors, reduction in consumer second lines associated with migration of dial-up Internet services to high-speed Internet services and technological substitution of consumer and business lines including migration to other forms of wireline services as well as wireless services, and economic factors. Net business line gains in Central and Eastern Canada exceeded competitive losses in Western Canada. The combined ILEC business and local consumer market share was estimated to be 96.4% at June 30, 2003 (97.2% one year earlier).
    Voice contribution revenue, which represents TELUS' share of contribution pool funds for providing service in high cost rural service areas, decreased for the quarter and six month period ended June 30, 2003, when compared with the same periods one year ago, because of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.
    Voice long distance revenue decreased for the quarter and six-month periods ended June 30, 2003, when compared with the same period last year, primarily because of fewer consumer and business minutes and price competition. Consumer revenues decreased by $3.9 million and $11.0 million, respectively, for the quarter and six month periods ending June 30, 2003 when compared with the same periods in 2002, as a result of competitive pressures from 'dial-around' services and other competitors; partly offset by an increase in the monthly long distance plan administration fee from $1.25 to $2.95 in February of this year. Business revenues decreased by $5.3 million and $14.0 million, respectively, as a result of fewer minutes. Wholesale settlement revenues were unchanged in the second quarter, but increased by $2.0 million for the first six months of 2003, due to higher international traffic. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue and minute erosion.
    Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth excluding the negative price cap impacts was $4.3 million or 1.2% and $15.4 million or 2.2%, respectively, for the second quarter and first six months of 2003 as compared to 2002. Application development revenues decreased by approximately
$7 million in the second quarter of 2003, when compared with the first quarter of 2003 and the prior year due to the disposal of certain assets. Internet service revenues increased by $19.4 million and $47.4 million, respectively, because of growth in the high-speed Internet subscriber base, net of lower revenues from dial-up Internet services as a result of subscriber migration to high-speed services. Net additions of high-speed Internet subscribers has been slower than expected in 2003, a general industry trend. As a result of an ongoing subscriber audit, dial-up and high-speed Internet subscriber net additions for the second quarter of 2003 include negative adjustments of 6,400 and 1,600, respectively. For the six-month period ended June 30, 2003, dial-up and high-speed Internet subscriber net additions include negative adjustments of 13,000 and 4,700, respectively. Growth in Internet-related revenues was partly offset by lower revenues for data equipment sales and other data services such as analog and packet-switched services, broadcast and videoconferencing, and managed information technology.
    Other revenue decreased for the second quarter and first six months of 2003, when compared with the same periods in 2002, primarily because of lower voice equipment rental and sales as a result of phone store consolidation, as well as lower rent from support structures, lower installation and contract services, and lower individual line service grants in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.
    Total external operating revenue included non-ILEC revenues of $138.6 million for the second quarter of 2003 and $122.6 million for the second quarter of 2002, an increase of $16.0 million or 13.1%. Non-ILEC revenues for the six-month period ended June 30, 2003 were $279.3 million, compared with $239.1 million for the same period last year - an increase of $40.2 million or 16.8%. Growth in Non-ILEC application development revenues was affected by the disposal of certain assets mentioned in data revenues above.
    Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense from the Mobility segment.

    Key operating indicators - Communications segment
    (000s for subscribers and
               additions)         2003        2002         Change       %
    -------------------------------------------------------------------------
    As at June 30
    -------------
    Network access lines,
     end of period                 4,887       4,914         (27)       (0.5)

    Total Internet subscribers(1),
     end of period                 820.6       757.7        62.9         8.3
      Dial-up                      351.8       431.6       (79.8)      (18.5)
      High-speed                   468.8       326.1       142.7        43.8

    Quarter ended June 30
    ---------------------
    Total Internet subscriber
     net additions(1)                6.4        50.3       (43.9)      (87.3)
      Dial-up                      (20.3)       (8.7)      (11.6)     (133.3)
      High-speed                    26.7        59.0       (32.3)      (54.7)

    Six months ended June 30
    ------------------------
    Total Internet subscriber
     net additions(1)               18.9        87.7       (68.8)      (78.4)
      Dial-up                      (39.9)      (23.5)      (16.4)      (69.8)
      High-speed                    58.8       111.2       (52.4)      (47.1)
    -------------------------------------------------------------------------

    (1) As a result of an ongoing subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for the second quarter and six-month period ended June 30, 2003 are net of reductions of approximately 6,400 and 13,000 dial-up subscribers, respectively, and approximately 1,600 and 4,700 high-speed Internet subscribers, respectively.

    Operating revenues - Mobility segment
    Quarter ended June 30         2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue                526.4       453.4        73.0        16.1
    Equipment revenue               37.7        34.2         3.5        10.2
    -------------------------------------------------------------------------
    External operating revenue     564.1       487.6        76.5        15.7

    Intersegment revenue             3.9         4.2        (0.3)       (7.1)
    -------------------------------------------------------------------------

    Total operating revenue        568.0       491.8        76.2        15.5
    -------------------------------------------------------------------------

    Six months ended June 30      2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue              1,018.5       868.3       150.2        17.3
    Equipment revenue               78.0        66.4        11.6        17.5
    -------------------------------------------------------------------------
    External operating revenue   1,096.5       934.7       161.8        17.3

    Intersegment revenue             7.6         8.3        (0.7)       (8.4)
    -------------------------------------------------------------------------

    Total operating revenue      1,104.1       943.0       161.1        17.1
    -------------------------------------------------------------------------


    Mobility segment Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased for the quarter ended June 30, 2003 as compared to the same period in 2002 as a result of increased average revenue per subscriber unit per month
(ARPU) and the continued expansion of TELUS Mobility's subscriber base by 14.2% to approximately 3.2 million subscribers from 2.8 million one year ago. ARPU increased to $56 from $55 for the same quarter last year.
    TELUS Mobility continued its strategic focus on profitable revenue growth and subscriber retention, which resulted in higher ARPU and a substantially improved churn rate year over year. The $1 increase in ARPU continued to build upon the year over year increase experienced in the first quarter of 2003, reversing the previously declining trend. Similarly, ARPU for the first six months of 2003 was $55 as compared to $54 for the same period last year. The improved ARPU was a result of increased usage and pricing discipline including per-minute billing and the reduction of eligible hours included in certain 'free evening and weekend' rate plan features. Average minutes of use (MOU) per subscriber per month were 342 for the current quarter and 329 for the first six months of 2003 as compared to 299 and 280, respectively, for the same periods in 2002. As of June 30, 2003, postpaid subscribers accounted for 82.6% of the total cumulative subscriber base as compared to 84.5% one year earlier and stable relative to the first quarter of 2003. Net postpaid subscriber additions for the current quarter of 81,100 represented 78.9% of all net additions in the period as compared to 91,000 (88.7%) for the corresponding period one year ago. For the first six months of 2003, net postpaid additions represented 73.4% of all net additions as compared to 79.0% in the same period one year earlier. Notably, total net subscriber additions for the second quarter were slightly higher than last year reversing the negative trend in the previous two quarters.
    Blended postpaid and prepaid churn averaged 1.3% per month in the second quarter of 2003, a significant improvement from 2.0% for the comparable period one year earlier. The churn rate for the first six months of 2003 was 1.4% as compared to 1.9% for the same period last year. Deactivations declined 24.5% to 121,400 for the second quarter 2003 as compared to 160,700 for the same period in 2002 despite a 14.2% increase in the subscriber base. Deactivations for the first six months of 2003 were 260,400 as compared to 308,800 for the same period last year. The improved churn and industry leading ARPU are evidence of the continued focus and execution by TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. Also, the decline in churn can be attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and specific grandfathered rate plans related to per-second billing and the change to certain 'free evening and weekend' rate plan features.
    Equipment sales, rental and service revenue in the three-month period ended June 30, 2003, was $37.7 million as compared to $34.2 million for the same period in 2002. Equipment revenue for the first six months of 2003 was $78.0 million, an increase of $11.6 million or 17.5% over the same period in 2002. The increase occurred despite a decline in gross subscriber additions to 224,200 and 429,900, respectively, for the second quarter and first six months of 2003 as compared to 263,300 and 501,900 for the same periods in 2002. The increase in revenue was principally due to handset pricing discipline, product mix, and increased retention and upgrade activity.
    Intersegment revenues represent services provided by the Mobility segment to the Communications segment. These revenues are eliminated upon consolidation together with the associated expense from the Communications segment.

    Key operating indicators - Mobility segment
    (000s for subscribers and
     additions)                   2003        2002         Change       %
    -------------------------------------------------------------------------
    As at June 30
    -------------
    Subscribers - postpaid       2,615.0     2,341.6       273.4        11.7
    Subscribers - prepaid          550.1       429.2       120.9        28.2
                               ----------  ----------  ----------  ----------
    Subscribers - total          3,165.1     2,770.8       394.3        14.2

    Total POPs(1) covered
     including roaming/resale
     (millions)(2)                  28.3        26.2         2.1         8.0

    Quarter ended June 30
    ---------------------
    Net subscriber additions
     - postpaid                     81.1        91.0        (9.9)      (10.9)
    Net subscriber additions
     - prepaid                      21.7        11.6        10.1        87.1
                               ----------  ----------  ----------  ----------
    Net subscriber additions
     - total                       102.8       102.6         0.2         0.2

    Churn, per month (%)(3a)         1.3         2.0        (0.7)         -
    Acquisition COA (3b) per
     gross subscriber add.
     ($)(3c)                         428         420           8         1.9
    ARPU ($)(3d)                      56          55           1         1.8

    EBITDA to network revenue (%)   38.2        26.2        12.0          -
    Retention COA to network
     revenue (%)                     4.7         4.1         0.6          -
    EBITDA excluding Acquisition
     COA (3e) ($ millions)         297.3       228.7        68.6        30.0

    Six months ended June 30
    ------------------------
    Net subscriber additions
     - postpaid                    124.4       152.6       (28.2)      (18.5)
    Net subscriber additions
     - prepaid                      45.1        40.5         4.6        11.4
                               ----------  ----------  ----------  ----------
    Net subscriber additions
     - total                       169.5       193.1       (23.6)      (12.2)

    Churn, per month (%)             1.4         1.9        (0.5)         -
    Acquisition COA per gross
     subscriber add. ($)(4)          427         412          15         3.6
    ARPU ($)                          55          54           1         1.9

    EBITDA to network revenue (%)   37.3        27.8         9.5          -
    Retention COA to network
     revenue (%)                     4.1         4.2        (0.1)         -
    EBITDA excluding Acquisition
     COA ($ millions)              563.4       426.2       137.2        32.2
    -------------------------------------------------------------------------

    (1) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (2) TELUS Mobility has not activated all digital-roaming areas. TELUS Mobility PCS Digital Population Coverage was 21.5 million, and
        28.0 million including the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. TELUS Mobility PCS and Mike Digital Population Coverage was 25.4 million.
    (3) The following are not measures under accounting principles generally accepted in Canada. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
          a. Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network, expressed as a rate per month.
          b. Acquisition COA consists of the total of handset subsidies, commissions, and advertising & promotion expenses related to the initial customer acquisition during a given period.
          c. Acquisition COA per gross subscriber add - Acquisition COA divided by gross subscriber activations during the period.
          d. ARPU is calculated as network service revenue divided by the average number of units on the network during the period,
             expressed as a rate per month.
          e. EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.

    (4) For the six-month period ended June 30, 2002, Acquisition COA of $412 excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When the $21.0 million reduction is included, Acquisition COA for the six-month period ended June 30, 2002 would be $370.

    Operations expense - Communications segment
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30          714.1       784.3       (70.2)       (9.0)
    Six months ended June 30     1,453.8     1,590.4      (136.6)       (8.6)
    -------------------------------------------------------------------------

    Operations expense for the Communications segment decreased in the quarter and six-month periods ended June 30, 2003, when compared with the same periods last year, primarily because of the Operational Efficiency Program savings and lower equipment costs of sales. An increased pension expense in 2003 and a $40 million investment tax credit received in the second quarter of 2002 partially offset these savings. The following are the principal changes in Incumbent Local Exchange Carrier (ILEC) operations expense and Non Incumbent Local Exchange Carrier (Non-ILEC) operations expense.
    ILEC operations expense for the quarter and six-month periods ended
June 30, 2003 was $569.4 million and $1,153.9 million, respectively, compared with $631.9 million and $1,285.0 million, respectively, in the same periods last year. This represented a decrease of $62.5 million or 9.9% and $131.1 million or 10.2%, respectively. The primary reasons for the reduction in ILEC operations expense for the quarter and six-month periods ended
June 30, 2003 when compared with the same periods in 2002, were:

    - Incremental Operational Efficiency Program savings from lower salaries and benefits were $77.0 million and $152.0 million, respectively. Staff decreases covered by the Operational Efficiency Program were approximately 250 in the current quarter, and approximately 850 since the beginning of the year;

    - Incremental Operational Efficiency Program non salary-related savings were $27.0 million and $47.0 million, respectively. The non salary-related savings were from lower employee-related overhead costs, use of fewer contractors, and lower advertising and promotions expense;

    - Equipment cost of sales was lower by $26.2 million and $40.7 million, respectively, primarily because of lower sales of voice and data equipment. This included approximately $7 million and $12 million, respectively, of lower high-speed Internet cost of sales because of reduced gross additions of high-speed Internet subscribers and recognition of certain promotional discounts to customers recorded as an offset against revenues;

    - Payments to Verizon Communications Inc. ("Verizon") under the Software and Related Technology and Service Agreements were lower by $2.9 million and $6.9 million, respectively;

    - An investment tax credit of $40 million was received in the second quarter of 2002 for which there is only a $1.0 million comparable credit in the first quarter of 2003. The investment tax credits were recognized as a result of a settlement with tax authorities for previous years' claims and were recorded as a reduction to operations expense;

    - Expenses increased by $12.0 million and $26.8 million, respectively, as a result of lower labour capitalization representing lower capital build activities consistent with lower salaries and benefits as a result of Operational Efficiency Program savings;

    - Pension expense for defined benefit and defined contribution plans increased by $11.6 million and $27.8 million, respectively; and

    - All other changes increased expenses by $9.1 million for the quarter and $25.0 million for the six-month period.

    Non-ILEC operations expense for the quarter and six-month periods ended June 30, 2003 was $144.7 million and $299.9 million, respectively, compared with $152.4 million and $305.4 million, respectively, in the same periods last year. This represented decreases of $7.7 million or 5.0% and $5.5 million or 1.8%, respectively. Despite increasing revenues, expenses decreased as a result of operating efficiencies and the greater use of on-net facilities.

    Operations expense - Mobility segment
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30          366.7       373.0        (6.3)       (1.7)
    Six months ended June 30       724.2       701.6        22.6         3.2
    -------------------------------------------------------------------------

    Mobility segment operations expense in the second quarter improved by $6.3 million or 1.7% and increased slightly (after normalizing for the 2002 $21.0 million favourable PST ruling) by $1.6 million or 0.2% for the first six months of 2003, when compared with the same periods in 2002. TELUS Mobility has been able to achieve economies of scale as evidenced by growth in subscribers of 14.2% and Network revenue of 16.1% in the second quarter while maintaining a relatively fixed-cost back office structure.
    Expenses related to equipment sales decreased $9.1 million (9.3%) to $89.0 million in the second quarter as compared to $98.1 million for the same period one year earlier. For the first six months of 2003, equipment expenses increased by $7.4 million or 4.5% over the same period last year. However, prior year expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Once normalized to exclude the 2002 provincial sales tax credit, equipment expense for the first six months of 2003 decreased $13.6 million or 7.3%. These decreases were principally due to a decline in gross subscriber activations and improved handset pricing including favourable exchange rates. Gross subscriber activations were 224,200 and 429,900 for the current quarter and first six months of 2003, respectively, as compared to 263,300 and 501,900 for the same periods last year. The cost improvement due to the reduction in gross subscriber additions was partially offset by increased retention activity in the quarter. Handset costs are included in marketing cost of acquisition
(COA).
    Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses remained relatively flat at $90.8 million and $176.8 million for the second quarter and first six months of 2003, respectively, compared to $89.8 million and $176.7 million for the same periods last year. This was accomplished despite increases attributed to transmission and site-related expenses to support the increased sites, subscriber base, and improved network quality and coverage which were offset by a reduction in Industry Canada spectrum licence fees of $1.5 million for the second quarter and $6.5 million for the first six months. TELUS Mobility has focused efforts on containing these costs through negotiating improved leased transmission rates, roaming rates, and maintenance rates with a number of telecommunications carriers and key vendors. PCS digital population coverage increased 6.5 million (Bell - 5.1 million and Aliant - 1.4 million) from 21.5 million before the roaming/resale agreements to 28.0 million including roaming/resale areas turned on by the end of the second quarter. Total digital population coverage (Mike and PCS) as of June 30, 2003, was 25.4 million (28.0 million including all current digital roaming service areas) as compared to 24.9 million one year ago.
    Marketing expenses excluding handset subsidies were $65.2 million for the second quarter and $121.1 million for the first six months of 2003 as compared to $58.1 million and $107.5 million for the same periods in 2002. The increases were primarily due to higher dealer compensation costs associated with the expanded cumulative subscriber base and to increased re-contracting activity. In addition, there were fewer dealer compensation claw-backs attributed to improved churn year over year. Acquisition COA was $428 for the second quarter as compared to $420 for the same period last year. Acquisition COA for the first six months of 2003 was $427 as compared to $412 (excluding any benefit from the $21.0 million PST clarification) for the same period in 2002. The small increases in acquisition COA were principally due to higher marketing costs and lower than expected gross subscriber additions, offsetting lower handset subsidies.
    General and Administration (G&A) expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses declined in the second quarter despite a subscriber base growth of 14.2% and Network revenue growth of 16.1% in the quarter. G&A expenses were $121.7 million and $253.5 million for the second quarter and first six months of 2003, respectively, as compared to $127.0 million and $252.0 million for the same periods in 2002. The decline of $5.3 million in the second quarter was primarily due to lower bad debts. The improvements in bad debts can be attributed to the completion of billing system conversions in 2002. TELUS Mobility completed five major billing system conversions by October 2002 after an 18-month period. TELUS Mobility decreased full-time equivalent employees to 5,033 from 5,211 one year earlier. Payroll expenses were unchanged for the second quarter while maintaining customer care service levels and reducing the subscriber churn rate. Expenses remained relatively flat for the first six months of 2003 as compared to the same period in 2002.

    Earnings(1) Before Interest, Taxes,Depreciation and Amortization
    (EBITDA) by segment
    Quarter ended June 30         2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment         518.5       502.2        16.3         3.2
    Mobility segment               201.3       118.8        82.5        69.4
    -------------------------------------------------------------------------

    TELUS Consolidated             719.8       621.0        98.8        15.9
    -------------------------------------------------------------------------

    Six months ended June 30        2003        2002      Change           %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment       1,010.7       968.9        41.8         4.3
    Mobility segment               379.9       241.4       138.5        57.4
    -------------------------------------------------------------------------

    TELUS Consolidated           1,390.6     1,210.3       180.3        14.9
    -------------------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.

    EBITDA(1) margin(2) by segment (%)
    Quarter ended June 30          2003        2002        Change
    --------------------------------------------------------------
    ($ in millions)

    Communications segment          42.1        39.0         3.1
    Mobility segment(3)             35.4        24.2        11.2
    --------------------------------------------------------------

    TELUS Consolidated              40.6        35.5         5.1
    --------------------------------------------------------------

    Six months ended June 30        2003        2002      Change
    --------------------------------------------------------------
    ($ in millions)

    Communications segment          41.0        37.9         3.1
    Mobility segment(3)             34.4        25.6         8.8
    --------------------------------------------------------------

    TELUS Consolidated              39.6        35.1         4.5
    --------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.
    (2) EBITDA divided by total revenue.
    (3) EBITDA margin as a percentage of network revenue was 38.2% and 37.3% for the second quarter and year to date 2003, respectively, as compared to 26.2% and 27.8% (25.4% before PST clarification) for the same periods last year.

    Communications segment EBITDA excluding Restructuring and workforce reduction costs improved for the second quarter and six-month periods ended June 30, 2003, when compared with the same periods in 2002, primarily because of:

    -  Operational Efficiency Program savings of $104 million and
       $199 million, respectively;
    - Non-ILEC EBITDA improved by $23.7 million and $45.7 million, respectively; and
    - Partly offset by negative price cap decision impacts, decreasing long-distance and other revenues, increased pension costs, and the investment tax credits received in 2002.

    Normalized for price cap decision impacts, Communications segment EBITDA increased by $41.5 million or 8.2% and $88.9 million or 9.2%, respectively, for the second quarter and first six months of 2003 as compared to 2002.
    TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. The improvement in EBITDA margin was attributed to:

    - Strong ARPU and subscriber growth combined with a significant reduction in the churn rate;
    -  Cost containment; and
    - Economies of scale recognized through efficiencies resulting from the successful integration of TELUS Mobility's operations.

    For Mobility, this continues the favourable EBITDA trend experienced in Q1 2003. EBITDA growth for the second quarter represented a flow-through rate of 113% of Network revenue growth. Consequently, EBITDA for the first six months of 2003 grew 57.4% to $379.9 million. When the $21.0 million favourable PST clarification is excluded, EBITDA for the first six months of 2003 increased by 72.4%. EBITDA margin as a percentage of network revenue improved to 38.2% for the second quarter and 37.3% for the first six months of 2003 as compared to 26.2% and 27.8%, respectively, (25.4% before the PST clarification) for the same periods one year earlier.

    Depreciation and amortization
    Quarter ended June 30         2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions)

    Depreciation                   322.0       300.1        21.9         7.3
    Amortization of intangible
     assets                         88.1        85.1         3.0         3.5
    -------------------------------------------------------------------------

    Six months ended June 30       2003        2002        Change       %
    -------------------------------------------------------------------------
    ($ in millions)

    Depreciation                   640.6       591.2        49.4         8.4
    Amortization of intangible
     assets                        180.6       168.4        12.2         7.2
    -------------------------------------------------------------------------

    Depreciation and amortization expenses increased by $24.9 million and $61.6 million, respectively, in the quarter and six-month periods ended
June 30, 2003, when compared with the same periods in 2002, primarily because of growth in shorter life capital assets, including billing system software, data network, and administrative software.

    Restructuring and workforce reduction costs
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30            3.3         3.1         0.2         6.5
    Six months ended June 30         9.8        15.6        (5.8)      (37.2)
    -------------------------------------------------------------------------

    Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. For further detail, refer to Note 4 to the interim consolidated financial statements.
    Staff reductions since the beginning of 2002 were approximately 6,050. Since the inception of the Operational Efficiency Program in 2001 through June 30, 2003, the Company has reduced its staff count by approximately 6,850, comprised of 4,900 bargaining unit positions and 1,950 management positions. TELUS believes it will attain the 450 additional net employee reductions in 2003 required to meet the Operational Efficiency Program targeted reduction of 7,300 net positions.
    EBITDA savings since inception of the Operational Efficiency Program have increased to approximately $349 million by the end of the second quarter of 2003. The annual savings for 2003 are currently expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.

    Other expense
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30            6.6         5.9         0.7        11.9
    Six months ended June 30        12.2        10.7         1.5        14.0
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, charitable donations, income from or impairments in portfolio investments, gains and losses on disposal of property, and 2002 Discontinued operations. During the second quarter of 2003, the Company sold several properties and recognized net gains of $7.3 million. The Company also recorded impairments in portfolio investments and losses on asset sales totalling $7.5 million in the second quarter of 2003, as compared with $2.7 million in the same period last year. For the first six months of 2003, gains from the sale of properties were $15.5 million. Accounts receivable securitization expense increased by $3.7 million and $6.1 million for the second quarter and six-month period ended June 30, 2003, when compared with the same periods in 2002 as a result of expanding the securitization program. Proceeds from securitization averaged $464 million for the first six-months of 2003, compared with $140 million in the same period last year.

    Financing costs
    ($ in millions)               2003       2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30          169.1       174.0        (4.9)       (2.8)
    Six months ended June 30       330.7       355.4       (24.7)       (6.9)
    -------------------------------------------------------------------------

    Financing costs include interest expense on long-term and short-term debt, interest income, foreign exchange gains and losses, and amortization of debt issue costs. Interest on long-term and short-term debt decreased by $10.0 million and $19.5 million, respectively, in the second quarter and six month periods ended June 30, 2003, when compared with the same periods in 2002. This was primarily a result of debt repurchases and retirements partially offset by an increase in the effective interest rate. For the second quarter of 2003, the average debt principal outstanding was $7,972 million ($8,888 million in the second quarter of 2002), while the effective interest rate on the average debt outstanding was 8.2% (7.9% in 2002). During first six months of 2003, the average debt principal outstanding was $8,129 million ($8,842 million during the first six months of 2002), while the effective interest rate on the average debt outstanding was 8.2% (8.0% in 2002). TELUS maintains a hedging program using cross-currency swaps, and as a result, interest expense was generally unaffected by the recent appreciation of the Canadian dollar against the U.S. dollar.
    Interest income decreased by $4.6 million in the second quarter of 2003, when compared with the second quarter of 2002. The decrease was primarily due to recognition of interest income in the second quarter of 2002 associated with investment tax credits. For the six-month period ended June 30, 2003, interest income increased by $5.5 million, when compared with the same period in 2002, primarily due to recognition of additional interest income in the first quarter of 2003 for settlement of tax-related matters.

    Income taxes
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30           54.9        33.1        21.8        65.9
    Six months ended June 30        49.0        49.6        (0.6)       (1.2)
    -------------------------------------------------------------------------

    The increase in Income taxes for the quarter ended June 30, 2003, when compared with the same period in 2002, was primarily related to higher income before taxes. For the six-month period ended June 30, 2003, income taxes were relatively unchanged as compared to 2002 because TELUS recorded a $47.0 million income tax recovery in the first quarter of 2003 for settlement of previous years' tax matters. This settlement was partially offset by higher income taxes related to higher income before taxes.

    Non-controlling interest
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30            1.0         1.3        (0.3)      (23.1)
    Six months ended June 30         1.7         1.8        (0.1)       (5.6)
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents a partner's interest in one of TELUS' non-core businesses.

    Preferred dividends
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30            0.8         0.9        (0.1)         -
    Six months ended June 30         1.7         1.8        (0.1)         -
    -------------------------------------------------------------------------

    There were no significant changes to quarterly dividends on preferred shares.

    Interest on convertible
     debentures
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30            1.8         1.7         0.1         5.9
    Six months ended June 30         3.5         3.3         0.2         6.1
    -------------------------------------------------------------------------

    The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

    Liquidity and capital resources
    Cash provided by operating activities
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30          470.7       276.8       193.9        70.0
    Six months ended June 30       870.4       570.5       299.9        52.6
    -------------------------------------------------------------------------

    Cash provided by operating activities increased for the quarter and six month period ended June 30,2003, when compared with the same period last year principally because of the following:

    - Improvement in EBITDA of $98.8 million and $180.3 million, respectively;

    - A change in Future income taxes, net of changes Income taxes receivable, of $71.9 million and $77.6 million, respectively, primarily arising from the resolution of income tax matters;

    - Decreased investment in Accounts Receivable of $53.8 million and $140.8 million, respectively, for the second quarter and first six months of 2003, compared with decreased investment in Accounts Receivable of $72.5 million and $42.3 million, respectively, for the same periods in 2002;

    - Partly offset by an increase in payments under restructuring and workforce reduction initiatives of $13.3 million and $124.2 million, respectively. Payments in 2003 were $47.6 million for the second quarter and $201.5 million for six-month period, respectively, compared with $34.3 million and $77.3 million in the same periods in 2002.

    Cash provided (used) by investing activities
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30         (286.0)     (572.9)      286.9        50.1
    Six months ended June 30      (468.6)     (988.2)      519.6        52.5
    -------------------------------------------------------------------------

    Net cash used by investing activities decreased for the second quarter and six-month period ended June 30, 2003, when compared with the same periods last year, primarily because of reduced capital spending. In addition, the Company disposed of non-strategic properties and monetized an investment for net proceeds of $19.0 million in the second quarter of 2003. In the first quarter of 2003, the Company disposed of an administrative property under the terms of a sale and leaseback transaction. An $8.2 million pre-tax gain on the property sale, on total cash proceeds of $19.3 million, was deferred and is amortized over the term of the lease.

    Capital expenditures by segment
    Quarter ended June 30         2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment         227.4       407.9      (180.5)      (44.3)
    Mobility segment                78.1       140.7       (62.6)      (44.5)
    -------------------------------------------------------------------------
    Capital expenditures
     - general                     305.5       548.6      (243.1)      (44.3)
    -------------------------------------------------------------------------
    -------------------------------------------------------------
    Capital expenditure
     intensity(1) (%)              17.2        31.4        (14.2)
    -------------------------------------------------------------

    Six months ended June 30      2003        2002         Change       %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment         380.9       717.0      (336.1)      (46.9)
    Mobility segment               132.4       237.5      (105.1)      (44.3)
    -------------------------------------------------------------------------
    Capital expenditures
     - general                     513.3       954.5      (441.2)      (46.2)
    -------------------------------------------------------------------------
    -------------------------------------------------------------
    Capital expenditure
     intensity(1) (%)               14.6        27.7       (13.1)
    -------------------------------------------------------------

    (1) Capital Intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

    Capital spending decreased in the Communications segment in the second quarter and first six months of 2003, when compared to the same periods in 2002. For the second quarter, Non-ILEC expenditures decreased by $48.5 million to $35.0 million, and for the first six months Non-ILEC expenditures decreased by $69.8 million to $53.6 million. Non-ILEC capital expenditures decreased because the Company concentrated its deployment activity on meeting growth demands through the use of assets in place. ILEC capital expenditures decreased by $132.0 million to $192.4 million for the second quarter, and decreased by $266.3 million to $327.3 million for the first six months, when compared with the same periods in 2002. The primary changes in ILEC capital expenditures were:

    - High-speed Internet (ADSL) facilities and systems expenditures decreased by $50.3 million and $98.4 million, respectively, to $20.7 million and $41.2 million, respectively, for the second quarter and six month period ended June 30, 2003, when compared to the same periods in 2002. Lower spending on ADSL was due to a focus on higher utilization of existing facilities, the completion of systems in 2002, and slowing growth in the industry;

    - There were no purchases from Verizon in 2003 for software licences and trademark licences compared with $27.4 million and $53.7 million, respectively, for the quarter and first six months of 2002;

    - Network infrastructure spending decreased by $34.5 million and $52.7 million, respectively, due to reduced demand for facilities; and

    - Spending on internal systems and processes decreased due to completion of initiatives in 2002, as planned, such as the national long distance and card service platform and internal web enablement projects.

    The Communications segment capital intensity ratios for the quarter and six-month period ended June 30, 2003 were 18.4% and 15.5%, respectively, when compared with 31.7% and 28.0%, respectively, for the same periods last year. As a result of reduced capital expenditures and improved EBITDA, the Communications segment contribution to Cash flow (EBITDA less capital expenditures) for the quarter and six-months ended June 30, 2003 increased to $291.1 million and $629.8 million, respectively, from $94.3 million and $251.9 million, respectively, in the same periods last year.
    Mobility segment capital expenditures were significantly reduced for the second quarter and first six months of 2003 as compared to the same periods in 2002. TELUS Mobility continued the enhancement of digital wireless coverage during the second quarter of 2003. Capital spending declined significantly year over year principally because of:

    -  Implementation of the 1X digital network in 2002;

    -  Digital conversion of analogue networks in 2002;

    - Reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless; and

    - Timing of network capital expenditures in 2003, lower planned net subscriber additions, improved infrastructure equipment costs, and a stronger Canadian dollar.

    Guidance has been reduced for Mobility capital spending; however, Mobility plans to increase capital spending in the second half of 2003.
    As at June 30, 2003, TELUS Mobility 1X digital population coverage including roaming/resale areas was 24.3 million. Capital expenditure intensity for TELUS Mobility was 13.8% and 12.0% for the second quarter and first six months of 2003, respectively, as compared to 28.6% and 25.2% for the same periods one year ago due to both lower capital spending and significant growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity, Mobility substantially improved cash flow (EBITDA less capital expenditures) to $123.2 million and $247.5 million for the second quarter and year to date 2003, respectively, as compared with negative $21.9 million and positive $3.9 million for the same periods in 2002.
    Reduced capital expenditures and improved EBITDA in both segments, have improved consolidated Cash flow (EBITDA less capital expenditures) to $414.3 million and $877.3 million, respectively, for the quarter and six-month periods ended June 30, 2003, when compared with the $72.4 million and $255.8 million, respectively, in same periods in 2002. The Company expects capital expenditures to increase during the second half of the year, while maintaining a capital intensity ratio of 15 to 18%, which is less than the annual target for 2003.

    Cash provided (used) by financing activities
    ($ in millions)               2003        2002         Change       %
    -------------------------------------------------------------------------
    Quarter ended June 30         (175.5)      332.7      (508.2)     (152.8)
    Six months ended June 30      (376.2)      391.6      (767.8)     (196.1)
    -------------------------------------------------------------------------

    Cash used by financing activities increased in the second quarter and first six months of 2003, when compared with the same periods one year ago, principally due to net debt redemptions in 2003 of $148.2 million and $330.8 million respectively, compared with net debt issues in 2002 of $338.7 million and $389.9 million, respectively. Net debt redemptions in the first six months of 2003 included approximately $156.0 million of bank facilities, $150.9 million of medium-term notes, $30 million of First Mortgage Bonds. Proceeds received from Common and Non-voting shares issued from Treasury under the employee share purchase plan and from share option plans were $21.0 million and $41.1 million respectively for the second quarter and first six months of 2003 (compared with proceeds of $24.5 million and $57.3 million, respectively, in the same periods in 2002 under the same plans and from warrants). Cash dividends paid to shareholders increased by $17.5 million and $35.5 million, respectively, for the second quarter and first six months of 2003, when compared with the same periods in 2002. The increase in cash dividends resulted from a lower enrolment in dividend reinvestment plans (approximately 21% for the dividend paid in April 2003, compared with approximately 47% one year earlier) and an increased number of shares outstanding. The 15-cent dividend paid per Common share and Non-voting share remained unchanged from one year ago.

    Liquidity and capital resource measures
                                 June 30,    June 30,               March 31,
    Period ended                 2003        2002          Change       2003
    -------------------------------------------------------------------------
    Components of debt and
    coverage ratios
    --------------------------
    Net debt(1) ($ millions)     8,038.7     9,119.8    (1,081.1)    8,195.3
    Total capitalization(2)
     - book value ($ millions)  14,593.6    15,537.2      (943.6)   14,705.5

    EBITDA (12-month
     trailing, $ millions)       2,698.9     2,507.9       191.0     2,600.1
    Net interest
     cost(3) (12-month
     trailing, $ millions)         662.1       718.0       (55.9)      667.0

    Debt ratios
    -----------
    Fixed rate debt as a
     proportion of total
     indebtedness (%)               94.6        89.5         5.1        95.1
    Average term to maturity
     of debt (years)                 6.4         6.8        (0.4)        6.5

    Net debt(1) to total
     capitalization(2) (%)          55.1        58.7        (3.6)       55.7
    Net debt to EBITDA(4)            3.0         3.6        (0.6)        3.2

    Coverage ratios
    ---------------
    Earnings coverage(5)             0.8         2.2        (1.4)        0.7
    EBITDA interest coverage(6)      4.1         3.5         0.6         3.9

    Other measures
    --------------
    Free cash flow(7)
     (3-month, $ millions)          69.0      (261.8)      330.8       375.7
    Free cash flow(7)
     (12-month trailing,
     $ millions)                   579.6      (692.2)    1,271.8       248.8
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt plus current obligations and cheques outstanding less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar notes. The cross currency foreign exchange hedge liability as at June 30, 2003 was $588.2 million ($105.5 million as at June 30, 2002 and $204.6 million as at March 31, 2003). Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $124.1 million at June 30, 2003 ($27.6 million at June 30, 2002, and $121.5 million at March 31, 2003), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).

    (2) Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' Equity.

    (3) Net Interest Cost is defined as Net financing cost before non-cash accreted interest and gains on repurchase or redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded up to and including the second quarter of 2001, affecting the calculation for the period ended March 31, 2002. Gains on repurchase and redemption of debt were recorded in the second and third quarters of 2001 and the third and fourth quarters of 2002, affecting each period reported above.

    (4) Net debt to EBITDA is defined as Net debt as at the end of the period divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

    (5) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

    (6) EBITDA interest coverage is defined as EBITDA excluding Restructuring and workforce reduction costs divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

    (7) Free cash flow is defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends. This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.

    The short-term obligation and long-term debt balance as at June 30, 2003 decreased by $1,045 million to $7,343 million from $8,388 million as at December 31, 2002. This reduction in the debt balance included a $715 million decrease in the Canadian dollar value of U.S. dollar denominated Notes because of an approximate 15% appreciation of the Canadian dollar between December 31, 2002 and June 30, 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $715 million being recorded in the net Deferred hedging liability (the Deferred hedging asset of $126.8 million as at December 31, 2002 has become a Deferred hedging liability of $588.2 million as at June 30, 2003).
    The proportion of debt with fixed interest rates increased as at June 30, 2003, when compared with June 30, 2002, because the amount of utilized bank facilities at June 30, 2003 decreased by approximately $570 million from one year ago and decreased by approximately $156 million since the end of 2002.
    The primary reasons for a reduction in the net debt to total capitalization ratio measured at June 30, 2003, when compared to a year ago, were the repurchase of approximately $410 million of debt in the third and fourth quarters of 2002, and net repayments in 2003. Total equity increased by approximately $138 million as a reduction in retained earnings, caused primarily by the Restructuring and workforce reduction charges net of tax, was more than offset by the $323 million of net proceeds from a public equity issue in the third quarter of 2002 and Common shares and Non-voting shares issued over the last twelve months. The Company's Operational Efficiency Program, improved Non-ILEC margins and strong Mobility cash generation resulted in significant increased free cash flow allowing for additional debt reduction in the second quarter and first six months of 2003. For the second quarter and first six months of 2003, the free cash flow measure exceeded cash payments of $47.6 million and $201.5 million, respectively, for Restructuring and workforce reduction. Free cash flow decreased in the second quarter of 2003, when compared with the first quarter of 2003, due primarily to $262.8 million higher paid interest in the second quarter which results from semi-annual interest payments in June.
    The net debt to EBITDA ratio measured at June 30, 2003 improved significantly, when compared with June 30, 2002 and March 31, 2003, as a result of debt reduction and an increase in twelve-month trailing EBITDA.
    The EBITDA interest coverage ratio measured at June 30, 2003 improved, when compared with June 30, 2002 and March 31, 2003, as a result of higher twelve-month trailing EBITDA and lower twelve-month trailing net interest costs.

    Credit Facilities

    TELUS credit facilities at the end of June 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($499 million drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364 day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $23.2 million in committed and outstanding undrawn letters of credit, at June 30, 2003).
    At June 30, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 3.0:1 as at June 30, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 4.1:1 as at June 30, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Shelf Prospectus

    TELUS filed a $3 billion shelf prospectus in mid-June 2003, which if desired, enables a quick and efficient means to sell debt, equity and/or warrants should the Company want to issue securities over the next two years. Any proceeds raised under the prospectus would be used to repay debt, fund capital expenditures and for general corporate purposes. The new shelf prospectus replaced a previous $10 billion shelf prospectus that was about to expire.

    Accounts Receivable Sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by one level at BBB as of July 28, 2003. The proceeds of securitized receivables at June 30, 2003, were $485 million. See Note 9 to the interim consolidated financial statements.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At June 30, 2003, this amount, defined as the Asset Securitization Amount, was $124.1 million.

    Credit Ratings

    The following rating actions occurred during the quarter ended June 30, 2003:

    - On April 16, 2003, Moody's Investor Service changed the outlook for TELUS Corporation's senior unsecured credit rating to 'stable' from 'negative';

    - On May 1, 2003, DBRS discontinued its rating on commercial paper programs of TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. as TELUS had no issues outstanding. On June 17, 2003, DBRS revised the trend from 'negative' to 'stable' for its ratings on TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc.;

    - On May 28, 2003, Fitch Ratings changed the outlook to 'stable' from 'negative' for its ratings on TELUS Corporation and TELUS
       Communications Inc.; and

    - On May 29, 2003, Standard & Poor's Rating Services (S&P) affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc., each with a 'negative' outlook. S&P withdrew its short-term corporate credit rating on TELUS due to the discontinuance of commercial paper programs. S&P also raised the issue rating on TELUS Communications (Quebec) Inc.'s first mortgage bonds from BBB+ to A-.

    TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.
    Credit rating summary

                                  DBRS(1)      S&P(2)    Moody's(1)   Fitch(1)
    -------------------------------------------------------------------------
    TELUS Corporation
      Senior bank debt               BBB         BBB         Ba1         BBB
      Debentures and Notes           BBB         BBB         Ba1         BBB
      Medium-term Notes              BBB         BBB         ---         ---
      Commercial paper         withdrawn   withdrawn         ---         ---

    TELUS Communications Inc.
      Debentures                     BBB         BBB         ---         BBB
      Medium-term Notes              BBB         BBB         ---         BBB
      Commercial paper         withdrawn   withdrawn         ---         ---
      Preferred shares             Pfd-3    P-3(high)        ---         ---

    TELUS Communications (Quebec) Inc.
      First mortgage bonds           BBB          A-         ---         ---
      Debentures                     BBB         BBB         ---         ---
      Medium-term Notes              BBB         BBB         ---         ---
      Commercial paper         withdrawn   withdrawn         ---         ---
    -------------------------------------------------------------------------

    (1) Outlook or trend 'stable'
    (2) Outlook 'negative'

    Off-Balance Sheet Arrangements and Contractual Liabilities

    Financial Instruments

    TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.
    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into an interest rate swap that has the effect of fixing the interest rate on $70 million of floating rate debt until April 2004. Hedge accounting is not applied to this swap agreement.
    The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not generally applied to these foreign currency forwards. During the second quarter of 2003, the Company entered into foreign currency forward contracts that have the effect of fixing the exchange rates on, as at June 30, 2003, U.S.$75 million of fiscal 2003 purchase commitments; hedge accounting has been applied to U.S.$50.5 million of these foreign currency forward contracts relating to the Mobility segment.
    The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.
    The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

    Commitments and Contingent Liabilities (Note 16 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities. The Company has $208.7 million in outstanding commitments for its Operational Efficiency Program as at June 30, 2003, and approximately of $10.0 million additional Restructuring and workforce reduction expense may be recorded in 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in contract negotiations through the federal conciliation process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company.

    Revised Guidance for 2003
                      2003 second       2003 first       2003 targets
                      quarter           quarter
                      revised           revised
                      guidance          guidance
    -------------------------------------------------------------------------
    Consolidated
      Revenues        $7.1 to             no change      $7.2 to
                      $7.2 billion                       $7.3 billion

      EBITDA(1)       $2.75 to            no change      $2.7 to
                      $2.85 billion                      $2.8 billion
      Earnings
       (loss) per
       share          80 to 90 cents    50 to 70 cents   35 to 55 cents

      Capital
       expenditures   $1.2 to             no change      Approx. $1.5 billion
                      $1.3 billion

      Free cash
       flow           $800 to           $500 to          $300 to
                      $1 billion        $600 million(2)  $600 million (2)

      Net debt
       to EBITDA      2.8 times or less   no change      3.0 times

    Communications
     segment
      Revenue
       (external)     $4.85 to            no change      $5.0 to
                      $4.9 billion                       $5.05 billion

        Non-ILEC
         revenue      no change           no change      $575 million

      EBITDA(1)       $2.0 to             no change      $2.075 to
                      $2.075 billion                     $2.15 billion

        Non-ILEC
         EBITDA       Approx.             no change      Approx.
                      $(30) million                      $(60) million

      Capital
       expenditures   $850 to             no change      Approx.
                      $900 million                       $1.05 billion

      High-speed
       Internet
       subscriber
       net adds       Approx. 125,000     no change      150,000 to 175,000

    Mobility
     segment
      Revenue
       (external)     $2.25 to            no change      $2.2 to
                      $2.3 billion                       $2.25 billion

      EBITDA(1)       $750 to           $675 to          $625 to
                      $775 million      $700 million     $650 million

      Capital
       expenditures   $350 to             no change      Approx. $450 million
                      $400 million

      Wireless
       subscriber
       net additions  350,000 to        Approx. 350,000  400,000 to 450,000
                      375,000
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization, excluding Restructuring and workforce reduction costs.

    (2) Original target of $300 to $600 million was revised in the 2002 Annual Report to $500 to $600 million as a result of a settlement with tax authorities in late February 2003.


    4. Risks and Uncertainties

    A comprehensive discussion of the risks and uncertainties can be found in Management's Discussion and Analysis in TELUS' Annual Information Form, TELUS' 2002 Annual Report, and filings on www.sedar.com and on Edgar at www.sec.gov.

    Economic fluctuations

    TELUS' and economists' forecasts for economic growth and inflation in Canada have been revised to reflect recent political and economic events such as the significant negative impact of Sudden Acute Respiratory Syndrome (SARS) on the travel and tourism industries, the closure of the export markets for Canadian cattle after the discovery of 'mad cow disease' in one animal and the negative impact of the significant appreciation of the Canadian dollar on Canadian exporters whose prices are based in U.S. dollars. TELUS has revised its estimate for Canadian economic growth in 2003 down to approximately 2%.
    The effect of the above events has been to increase uncertainty among business and consumer customers, who continue to focus on price and defer purchases. The appreciation of the Canadian dollar can be positive for Canadian companies who may be importing technology or services in U.S. dollars or making payments in U.S. dollars. Some companies with unhedged U.S. dollar debt have benefited from the rise in the dollar in making interest payments.
    The impact of the reduced economic growth on TELUS is negligible generally for consumer purchases of telecommunications, but does have some negative affect on business customer spending. TELUS has a fully hedged position on its U.S. denominated $3.1 billion of debt and does not benefit from the rising Canadian dollar. With annual U.S. dollar requirements of approximately $480 million for capital expenditures and operational requirements (primarily wireless handsets), the Company benefits if the Canadian dollar strengthens against the U.S. dollar, and conversely, the Company incurs a small cost if the Canadian dollar weakens against the U.S. dollar.







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2003
						TELUS Corporation



						__ "James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary